Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ARCBEST CORPORATION,

SIMBA SUB, LLC,

MOLO SOLUTIONS, LLC

and

solely in their capacity as the Sellers’ Representative for the limited purposes herein,

ANDREW SILVER and MATT VOGRICH

September 29, 2021

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TABLE OF CONTENTS
(continued)

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EXHIBITS

Exhibit A	-	Form of Sellers’ Agreement
Exhibit B	-	Form of Restrictive Covenant Agreement
Exhibit C	-	Form of Allocation Schedule
Exhibit D	-	Form of Letter of Transmittal
Exhibit E	-	Forms of Employment Agreements
Exhibit F	-	Illustrative Working Capital Calculation
Exhibit G	-	Form of R&W Policy

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of September 29, 2021, by and among ArcBest Corporation, a Delaware corporation (“Buyer”), Simba Sub, LLC, an Illinois limited liability company and a direct or indirect wholly-owned Subsidiary of Buyer (“Merger Sub”), Molo Solutions, LLC, an Illinois limited liability company (the “Company”), and, solely in its capacity as the Sellers’ Representative for the limited purposes herein, Andrew Silver, an individual resident of the State of Illinois, and Matt Vogrich, an individual resident of the State of Illinois (collectively, the “Sellers’ Representative”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XII.

WHEREAS, the Company is a limited liability company duly formed and validly existing under the laws of the State of Illinois;

WHEREAS, Buyer is a corporation duly formed and validly existing under the laws of the State of Delaware;

WHEREAS, Merger Sub, a direct or indirect wholly-owned Subsidiary of Buyer, is a limited liability company duly formed and validly existing under the laws of the State of Illinois;

WHEREAS, the board of directors, board of managers, managers or managing member, as applicable, of Buyer and Merger Sub, and the board of managers of the Company and the holders of the Company’s Class A Units and Class B Units, have approved this Agreement, the merger of Merger Sub with and into the Company (the “Merger”) and the other Transactions, upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement the holders of the Company’s Class A Units and Class B Units have executed and delivered to Buyer the Sellers’ Agreement, in the form attached hereto as Exhibit A (the “Sellers’ Agreement”), which Sellers’ Agreement is integral to the transaction contemplated hereby, and it is acknowledged and agreed that Buyer and Merger Sub would not consummate the transactions contemplated hereby absent the execution and delivery of the Sellers’ Agreement and the Sellers’ Agreement being in full force and effect and valid, binding and enforceable against the Sellers; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as an inducement for Buyer and Merger Sub to enter into this Agreement, certain holders of the Company’s Class A Units and/or Class B Units or their respective beneficial owners have executed a restrictive covenant agreement (to become effective as of the Effective Time) in the form attached hereto as Exhibit B (the “Restrictive Covenant Agreements”).

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

Article I

THE MERGER

1.01       The Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the Illinois Limited Liability Company Act (“ILLCA”), at the Effective Time, Merger Sub shall be merged with and into the Company. At the Effective Time, the separate limited liability company existence of Merger Sub shall cease and the Company shall continue as the surviving company and as a direct or indirect wholly-owned Subsidiary of Buyer (as such, the “Surviving Company”).

1.02        Effective Time. Prior to the Closing, the Company and Merger Sub shall prepare, and on the Closing Date, upon satisfaction of the terms and conditions set forth herein, the Company and Merger Sub shall file with the Secretary of State of the State of Illinois, articles of merger (the “Articles of Merger”) executed in accordance with the relevant provisions of the ILLCA and shall make all other filings or recordings required under the ILLCA to effect the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Illinois or at such other time as Buyer and the Company shall agree and specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

1.03       Effects. The Merger shall have the effects as provided in the ILLCA. Without limiting the generality of the foregoing, the Surviving Company shall succeed to all the assets, rights, privileges, powers and franchises and be subject to all of the liabilities, restrictions and duties of the Company and Merger Sub, including under this Agreement, all as provided under the ILLCA.

1.04        Certificate of Formation; Operating Agreement. From and after the Effective Time:

(a)              The articles of organization of the Company shall be amended and restated immediately following the Effective Time as set forth in the Articles of Merger and, as so amended, shall be the articles of organization of the Surviving Company until thereafter changed or amended in accordance with the provisions thereof and applicable Law.

(b)              The limited liability company agreement of the Surviving Company shall be amended and restated in its entirety into the form of the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time (other than name and date of formation) until thereafter changed or amended in accordance with the provisions thereof, the provisions of the articles of organization of the Surviving Company and applicable Law. For the avoidance of doubt, upon the Effective Time, (i) the managers of the Company as of the date of this Agreement, shall cease to be such managers and shall not thereafter be the managers of the Surviving Company, and (ii) Buyer or its designee shall serve as the sole member of the Surviving Company until replaced in accordance with the terms of the Surviving Company’s limited liability company agreement.

1.05        Officers. From and after the Effective Time, the individuals set forth in Schedule 1.05 shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Article II

EFFECTS OF MERGER; CLOSING

2.01        Effect on Equity of Merger Sub. At the Effective Time, the limited liability company interests of Merger Sub, by virtue of the Merger and without any action on the part of the holder thereof, shall be converted into and become the limited liability company interests of the Surviving Company.

2.02        Effect on Equity of the Company. At the Effective Time, all of the Membership Interests issued and outstanding as of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, shall forthwith cease to exist and shall be converted into the right to receive, subject to the terms of this Agreement (including the execution and delivery of a Letter of Transmittal and joinder to the Sellers’ Agreement), that portion of the Merger Consideration in cash or as otherwise provided in Section 2.5(e) to which such Membership Interest is entitled as set forth in this Agreement (subject to adjustments to the Merger Consideration pursuant to this Agreement), as set forth on the Allocation Schedule delivered by the Company pursuant to Section 2.04, payable as provided in Section 2.07.

2.03     Merger Consideration. For purposes of this Agreement, “Closing Merger Consideration” shall mean an amount equal to (A) $235,000,000 (the “Purchase Price”), plus (B) the total amount of Cash on Hand as of 11:59 p.m. Central Time on the day prior to the Closing Date (the “Reference Time”), minus (C) the outstanding amount of Indebtedness as of the Reference Time, plus (D) the amount, if any, by which the Closing Net Working Capital as of the Reference Time exceeds the Net Working Capital Ceiling, minus (E) the amount, if any, by which the Closing Net Working Capital as of the Reference Time is less than the Net Working Capital Floor and minus (F) any Transaction Expenses unpaid as of the Reference Time.

2.04     Delivery of Merger Consideration Schedule and Allocation Schedule. Not later than three Business Days prior to the anticipated Closing Date, the Company shall deliver to Buyer a schedule of its good faith calculation of the Closing Merger Consideration (the “Merger Consideration Schedule”), which shall be prepared in accordance with the definitions thereof and (to the extent not altered by the definitions) in accordance with GAAP. The Company shall make its representatives reasonably available to Buyer to discuss the Merger Consideration Schedule and shall consider Buyer’s comments thereto in good faith. Any failure by Buyer to make any comment or raise any objection to the Merger Consideration Schedule prior to the Closing shall not in any way prejudice Buyer’s rights to object to or raise any matter following the Closing. The Merger Consideration Schedule shall be based on the Company’s good faith estimate of the components thereof, minus the Indemnity Escrow Amount, minus the Adjustment Escrow Amount, minus the Special Escrow Amount, minus the Sellers’ Representative Amount (the “Estimated Closing Merger Consideration”) as of the Closing Date, and the Merger Consideration Schedule shall include:

(a)              an estimate of the amount of Indebtedness as of the Reference Time (the “Estimated Indebtedness”),

(b)              an estimate of the amount of Cash on Hand as of the Reference Time (the “Estimated Cash on Hand”),

(c)              an estimate of Closing Net Working Capital as of the Reference Time (the “Estimated Net Working Capital”),

(d)              a schedule setting forth (i) the aggregate payments necessary to be made in order for all unpaid Transaction Expenses to be paid in full as of the Closing Date (the “Estimated Transaction Expenses”), (ii) the name of each Person to whom such payments are to be made, and (iii) wiring instructions (if applicable) for each such Person, and

(e)              a schedule in the form attached hereto as Exhibit C (the “Allocation Schedule”) setting forth the order and amounts or percentages of all anticipated distributions to the Sellers of the Closing Merger Consideration and the Merger Consideration (which for any post-Closing distributions shall take into account all prior distributions hereunder (including Earnout Amounts)), including (i) each Seller’s Allocation Percentage (as of immediately following the Effective Time), (ii) the portion of the Estimated Closing Merger Consideration payable to each holder of a Membership Interest immediately prior to the Effective Time entitled thereto, (iii) each Seller’s Allocation Percentage of any amounts to be paid to the Sellers pursuant to Section 2.08 or with respect to any release of any portion of the Indemnity Escrow Amount, Special Escrow Amount, or Adjustment Escrow Amount to the Sellers in accordance with the terms of an escrow agreement to be executed as of the Closing Date, by and among the Escrow Agent, Buyer and the Sellers’ Representative, in a form mutually agreed by Buyer and the Company (the “Escrow Agreement”), and (iv) each Seller’s Allocation Percentage of any amounts to be paid to Sellers pursuant to any release of any portion of the Sellers’ Representative Amount or payment of any Earnout Amounts, in each case, in accordance with the terms of this Agreement.

2.05        The Closing.

(a)              The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties, which shall be no earlier than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as agreed to in writing by the parties hereto; provided, that the Closing shall not occur prior to October 1, 2021 without the prior written consent of Buyer. The date and time of the Closing are referred to herein as the “Closing Date.”

(b)              Notwithstanding any other provision herein and as shall be reflected on the Merger Consideration Schedule, Buyer shall withhold the Indemnity Escrow Amount, the Adjustment Escrow Amount, the Special Escrow Amount, and the Sellers’ Representative Amount from the Closing Merger Consideration payable at Closing and, simultaneously with the Closing, Buyer shall deposit (i) the Indemnity Escrow Amount into an escrow account (the “Indemnity Escrow Account”) established pursuant to the terms and conditions of the Escrow Agreement, (ii) the Adjustment Escrow Amount into an escrow account (the “Adjustment Escrow Account”) established pursuant to the terms and conditions of the Escrow Agreement, (iii) the Special Escrow Amount into an escrow account (the “Special Escrow Account”) established pursuant to the terms and conditions of the Escrow Agreement, and (iv) the Sellers’ Representative Amount into an account designated by the Sellers’ Representative prior to the Closing Date (the “Sellers’ Representative Fund Account”). Other than distributions, if any, to the Sellers in accordance with Section 2.08 and the terms of the Escrow Agreement, the funds in the Adjustment Escrow Account will be available solely to satisfy amounts owed to Buyer pursuant to Section 2.08(d) hereof, and to satisfy amounts owed to the Escrow Agent in accordance with the terms of the Escrow Agreement. Other than distributions, if any, to the Sellers in accordance with the terms of the Escrow Agreement, the funds in the Indemnity Escrow Account and the Special Escrow Account will be available solely to satisfy amounts owed to Buyer pursuant to Section 2.08(d) and Article IX hereof and to satisfy amounts owed to the Escrow Agent in accordance with the terms of the Escrow Agreement. The Sellers’ Representative Fund Account may be used at any time by the Sellers’ Representative to fund any costs and expenses incurred by or on behalf of the Sellers’ Representative, in the performance of its duties and obligations hereunder, including, but not limited to, those duties and obligations listed in Article VIII.

(c)              Simultaneously with the Closing, Buyer shall pay, or cause to be repaid, on behalf of the Company, the Estimated Indebtedness (as indicated on the Merger Consideration Schedule) (the “Specified Debt”) by wire transfer of immediately available funds as specified by the holders in the Payoff Letters.

(d)              Simultaneously with the Closing, Buyer shall pay, or cause to be paid, on behalf of the Sellers and the Company (as applicable), the Estimated Transaction Expenses by wire transfer of immediately available funds as directed by the Company (other than any Estimated Transaction Expenses which are compensatory in nature, which will be paid by the Company through its payroll procedures).

(e)              Promptly following the Effective Time, Buyer shall pay, or cause to be paid, the Estimated Closing Merger Consideration payable in respect of each Membership Interest set forth on the Allocation Schedule to the Paying Agent, for further payment to each Seller who has delivered a duly executed Letter of Transmittal and joinder to the Sellers’ Agreement prior to the Closing, and the Paying Agent shall pay on the Closing Date such amounts to the applicable Seller by wire transfer of immediately available funds to an account designated in writing by such Seller in the applicable Letter of Transmittal prior to the Effective Time; provided, that, notwithstanding anything to the contrary set forth in this Agreement, the Paying Agent shall not pay, or cause to be paid, the Estimated Closing Merger Consideration payable in respect of each Membership Interest until Buyer, or the Paying Agent pursuant to the terms of the Paying Agent Agreement, has reviewed and approved (such approval not to be unreasonably withheld, conditioned or delayed) a copy of a duly executed and properly completed Letter of Transmittal applicable to such Membership Interest and joinder to the Sellers’ Agreement duly executed by the applicable Seller.

2.06      No Appraisal Rights. No holder of a Membership Interest shall be entitled to any dissenters rights, appraisal rights or similar rights in connection with the Merger and the other Transactions.

2.07        Exchange Procedures; Withholding.

(a)              Mailing of Letters of Transmittal. The Company will mail, at a reasonable time prior to the Closing Date, to each holder of a Membership Interest, (i) a letter of transmittal in substantially the form attached hereto as Exhibit D (a “Letter of Transmittal”), (ii) the Sellers’ Agreement and (iii) instructions for use in effecting the surrender of the Membership Interests in exchange for the rights to receive the consideration payable with respect to the Membership Interests.

(b)              Delivery of Letters of Transmittal After the Closing. With respect to any holder of a Membership Interest failing to deliver a Letter of Transmittal and joinder to the Sellers’ Agreement to the Paying Agent at or prior to the Closing, the Paying Agent shall hold any amounts that would have been payable to such holder as set forth in Section 2.05(e) in a segregated account and upon delivery to the Paying Agent of such appropriate Letter of Transmittal and joinder to the Sellers’ Agreement after the Closing, the Paying Agent shall deliver to the holder of a Membership Interest such amounts as set forth in Section 2.05(e).

(c)              No Interest Accrual; Conditions to Payment. No interest will be paid or accrued on the amounts payable upon the delivery of the Letters of Transmittal. If payment is to be made to a Person other than the Person in whose name the surrendered Membership Interest is registered, it shall be a condition of payment that the Person requesting such payment shall pay any transfer or similar Taxes required by reason of the payment to a Person other than the holder of record or shall establish to the satisfaction of the Surviving Company that such Tax has been paid or is not applicable. Until the respective Letter of Transmittal and joinder to the Sellers’ Agreement are delivered with respect to any Membership Interest, such Membership Interest shall represent for all purposes only the right to receive payment of the amounts specified in Section 2.05(e) and Section 2.11 in respect of such Membership Interest.

(d)              No Liability. Neither Buyer nor the Surviving Company shall be liable to any holder of a Membership Interest for any cash delivered by Buyer or the Surviving Company in good faith to a public official pursuant to an applicable abandoned property, escheat or similar Law.

(e)              No Further Ownership Rights in Membership Interests; Transfer Books. After the Effective Time, there shall be no further registration of transfers on the Surviving Company’s equity transfer books of any Membership Interest that was outstanding immediately prior to the Effective Time. At the Effective Time, the equity transfer books of the Company shall be closed.

(f)              Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Buyer, the Surviving Company and the Paying Agent, as applicable, shall be entitled to deduct and withhold such amounts as may be required under the Internal Revenue Code of 1986 (the “Code”), or any provision of federal, state, local or foreign Tax law to be deducted and withheld from the Merger Consideration otherwise payable to any holder of a Membership Interest pursuant to this Agreement. To the extent that amounts are so deducted and withheld by Buyer, the Surviving Company or the Paying Agent, as applicable, and paid over to the appropriate Taxing Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holder of the Membership Interest in respect of which such deduction and withholding was made by Buyer, the Surviving Company or the Paying Agent, as applicable. Other than with respect to withholding Taxes owed as a result of the failure by a Seller to deliver the form described in Section 3.02(d), Buyer will use commercially reasonable efforts to notify the Company that Buyer, Merger Sub, the Paying Agent, the Escrow Agent or the Surviving Company, as the case may be, intends to deduct and withhold prior to the due date for any relevant payment, and use commercially reasonable efforts to provide a reasonable opportunity for the Company to provide forms or other evidence that would mitigate, reduce or eliminate such deduction or withholding under applicable Law, and the parties shall work together in good faith to minimize such deduction or withholding.

2.08        Final Closing Merger Consideration Calculation.

(a)              Within 90 days after the Closing Date, Buyer will deliver to the Sellers’ Representative its calculation of Closing Net Working Capital as of the Reference Time, Cash on Hand as of the Reference Time, Indebtedness as of the Reference Time, and Transaction Expenses unpaid as of the Reference Time, which shall be determined in accordance with the definitions thereof and (to the extent not altered by the definitions) in accordance with GAAP, and the resulting final Closing Merger Consideration (the “Preliminary Closing Statement”). During the 30 days immediately following the Sellers’ Representative’s receipt of the Preliminary Closing Statement, the Sellers’ Representative shall have the right, upon reasonable notice to the Company, to reasonable access to the Company’s applicable books and records and such other information as the Sellers’ Representative shall reasonably request in order to review the Preliminary Closing Statement, in each case, so as to not interfere with the normal business operations of the Company. Unless within the 30 day period following the Sellers’ Representative’s receipt of the Preliminary Closing Statement the Sellers’ Representative delivers written notice to Buyer (the “Objections Statement”) of any and all items of disagreement related to the Preliminary Closing Statement (each, an “Item of Dispute”), the Preliminary Closing Statement (and the Closing Net Working Capital, Cash on Hand, Indebtedness and the resulting final Closing Merger Consideration set forth therein) shall be conclusive and binding upon the Sellers’ Representative and Buyer. Any Objections Statement shall set forth in reasonable detail each Item of Dispute, the dollar amount of such disagreement and the basis therefor.

(b)              If the Sellers’ Representative delivers an Objections Statement to Buyer within such 30 day period, then Buyer and the Sellers’ Representative shall seek in good faith to resolve their differences concerning the Items of Dispute, and if any Item of Dispute is so resolved, the Preliminary Closing Statement shall be modified as necessary to reflect such resolution. For purposes hereof, “Final Adjustment Amount” means the adjustment to the Estimated Closing Merger Consideration to calculate the Closing Merger Consideration as finally determined pursuant to this Section 2.08. The Sellers’ Representative shall provide a schedule of any payments to be made to the Sellers under this Section 2.08 (based on each Seller’s Allocation Percentage thereof as set forth on the Allocation Schedule) to the Surviving Company and the Paying Agent at least two Business Days prior to such distribution.

(c)              If any Item of Dispute remains unresolved for a period of 30 days after Buyer’s receipt of the Objections Statement, then Buyer and the Sellers’ Representative shall submit the remaining Items of Dispute to a single partner of KPMG US LLP (the “Independent Arbiter”). Buyer and the Sellers’ Representative shall request that the Independent Arbiter render a determination (which determination shall be solely based on whether such Item of Dispute was prepared in accordance with the terms of Section 2.08(a) (as further defined or clarified by the definitions of the terms used herein) and whether a mathematical error was made) as to each unresolved Item of Dispute within 45 days after its retention, and Buyer and the Sellers’ Representative shall reasonably cooperate with the Independent Arbiter so as to enable it to make such determination as quickly and as accurately as practicable. The Independent Arbiter’s determination as to each Item of Dispute submitted to it shall be (i) based solely on written presentations by Buyer and the Sellers’ Representative which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review), (ii) in writing and (iii) conclusive and binding upon Buyer, the Surviving Company, the Sellers’ Representative and the Sellers absent manifest error, and the Preliminary Closing Statement shall be modified to the extent necessary to reflect such determination. The Independent Arbiter shall consider only the remaining Items of Dispute and the Independent Arbiter may not assign a value to any Item of Dispute greater than the greatest value assigned by Buyer, on the one hand, or the Sellers’ Representative, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or the Sellers’ Representative, on the other hand. The costs and expenses of the Independent Arbiter shall be allocated between Buyer, on the one hand, and the Sellers’ Representative (on behalf of the Sellers), on the other hand, based upon the percentage which the portion of the contested amount not awarded to Buyer or the Sellers’ Representative (on behalf of the Sellers) bears to the amount actually contested by such party, as determined by the Independent Arbiter. For example, if Buyer claims the Closing Merger Consideration is $1,000 less than the amount determined by the Sellers’ Representative, and the Sellers’ Representative contests only $500 of the amount claimed by Buyer, and if the Independent Arbiter ultimately resolves the dispute by awarding Buyer $300 of the $500 contested, then the costs and expenses of arbitration will be allocated 60% (i.e., 300 ÷ 500) to the Sellers’ Representative (on behalf of the Sellers) and 40% (i.e., 200 ÷ 500) to Buyer.

(d)             If the Closing Merger Consideration as finally determined pursuant to this Section 2.08 is greater than the sum of the Estimated Closing Merger Consideration plus the Indemnity Escrow Amount plus the Adjustment Escrow Amount plus the Special Escrow Amount plus the Sellers’ Representative Amount (such excess, if any, the “Seller Closing Adjustment Amount”), then (x) Buyer shall pay to the Paying Agent, for further payment to the Sellers, ratably based on each Seller’s Allocation Percentage thereof as set forth on the Allocation Schedule, the Seller Closing Adjustment Amount by wire transfer of immediately available funds to accounts designated by Sellers in the applicable Letters of Transmittal; provided, that any amounts due to Sellers that have not delivered a properly completed and executed Letter of Transmittal and joinder to the Sellers’ Agreement shall instead be retained by the Paying Agent in a segregated account and paid upon such delivery, and (y) Buyer and the Sellers’ Representative shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of the Adjustment Escrow Amount from the Adjustment Escrow Account to the Paying Agent (and the Paying Agent shall promptly deliver, or cause to be delivered, any such amounts to the Sellers, ratably based on each Seller’s Allocation Percentage thereof as set forth on the Allocation Schedule); provided, that any amounts due to Sellers that have not delivered a properly completed and executed Letter of Transmittal and joinder to the Sellers’ Agreement shall instead be retained by the Paying Agent in a segregated account and paid upon such delivery. If the Closing Merger Consideration as finally determined pursuant to this Section 2.08 is less than the Estimated Closing Merger Consideration plus the Indemnity Escrow Amount plus the Special Escrow Amount plus the Adjustment Escrow Amount plus the Sellers’ Representative Amount (such shortfall, the “Buyer Closing Adjustment Amount”), then Buyer and the Sellers’ Representative shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to (A) if the Adjustment Escrow Amount is greater than the Buyer Closing Adjustment Amount, make payment of the Buyer Closing Adjustment Amount from the Adjustment Escrow Account to Buyer and distribute the balance of the Adjustment Escrow Account to the Paying Agent (and the Paying Agent shall promptly deliver, or cause to be delivered, any such amounts to the Sellers, ratably based on each Seller’s Allocation Percentage thereof as set forth on the Allocation Schedule); provided, that any amounts due to Sellers that have not delivered a properly completed and executed Letter of Transmittal and joinder to the Sellers’ Agreement shall instead be retained by the Paying Agent in a segregated account and paid upon such delivery, (B) if the Adjustment Escrow Amount is less than the Buyer Closing Adjustment Amount (such shortfall, if any, the “Adjustment Escrow Shortfall”), to make payment of the Adjustment Escrow Amount to Buyer and, at the Buyer’s sole option and election, either make payment of the Adjustment Escrow Shortfall from the Indemnity Escrow Account or Special Escrow Account to Buyer or Buyer may recover such amounts from the Sellers directly, in accordance with their Pro Rata Shares.

2.09        Allocation Schedule. Notwithstanding anything to the contrary in this Agreement: (a) it is expressly acknowledged and agreed that Buyer and its Affiliates (including the Surviving Company after the Closing) shall be entitled to rely on the Allocation Schedule as accurate and complete regarding the items set forth therein, and to make payments in accordance therewith (including with respect to the Allocation Percentages set forth thereon) and (b) in no event shall the Paying Agent, Buyer or any of its Affiliates (including the Surviving Company after the Closing) have any liability to any Person (including the Sellers’ Representative and each of the Sellers) for any claims relating to any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Allocation Schedule and the allocation set forth therein or payments made by any Person (including Buyer, the Surviving Company and their respective Affiliates) in accordance therewith (including with respect to the Allocation Percentages set forth thereon).

2.10        Tax Treatment and Tax Allocation.

(a)              For U.S. federal income Tax purposes (and, to the extent permitted by Law, for applicable state income Tax purposes), the Parties agree that the Merger shall be treated, consistent with Revenue Ruling 99-6, 1999-1 C.B. 432 (Situation 2), and (i) with respect to Buyer, Buyer is treated as acquiring the assets of the Company for the Closing Merger Consideration, as adjusted, and (ii) with respect to the Sellers, each Seller is treated as selling its Membership Interests for its Allocation Percentage of the Closing Merger Consideration, as adjusted (such Tax treatment, the “Agreed Tax Treatment”).

(b)             Within 90 days of the final determination of the Closing Merger Consideration pursuant to Section 2.08, Buyer shall deliver to the Sellers’ Representative a schedule allocating the fair market value of the Company (determined based upon the final Closing Merger Consideration and liabilities of the Company) among the assets of the Company for federal income Tax purposes in a manner consistent with the principles of Sections 755 and 1060 of the Code and the Treasury Regulations thereunder (the “Proposed Allocation ”). The Sellers’ Representative shall have 30 days to review the Proposed Allocation delivered by Buyer and if the Sellers’ Representative raises no objections within 30 days of receipt, it shall become final. If the Sellers’ Representative delivers to Buyer within such 30 days a written objection to the Proposed Allocation prepared by Buyer, then Buyer and the Sellers’ Representative shall seek in good faith to resolve their differences. If Buyer and the Sellers’ Representative are unable to resolve any disputed item in the Proposed Allocation within 30 days after Buyer’s receipt of the Sellers’ Representative’s objections (or such other time period mutually agreed upon by the parties), the parties shall submit any such remaining disputed items to the Independent Arbiter who shall act as an arbitrator to determine only those items in dispute. Within 30 days following submission to the Independent Arbiter, the Independent Arbiter will prepare and deliver a written determination to the parties with respect to the allocation (such determination to include a work sheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Independent Arbiter by the parties). The allocation deemed final, agreed to by the parties or determined by the Independent Arbiter shall become the final allocation (the “Final Allocation”) and in the event there is an adjustment to the Closing Merger Consideration after the Final Allocation has been determined, the Final Purchase Price Allocation Schedule shall be revised in accordance with the methodology set forth in this Section 2.10(b) to reflect such adjustments.

(c)              The Final Allocation, as adjusted, shall be binding on all parties hereto and the parties shall file all Tax Returns (including, but not limited to IRS Form 8594 (with respect to Buyer) and any statements required under Treasury Regulation Section 1.751-1(a)(3) and any allocation required under Section 755 of the Code (with respect to the Sellers)) consistently with the Agreed Tax Treatment and the Final Allocation, as adjusted, unless otherwise required by applicable Law or a “determination” within the meaning of Section 1313(a)(1) of the Code; provided, however, nothing in this Section 2.10 shall (i) prevent any party from settling any proposed deficiency or adjustment by any Governmental Entity based upon or arising out of the Agreed Tax Treatment or the Final Allocation, as adjusted, or (ii) require any Party to litigate before any court of competent jurisdiction any proposed deficiency or adjustment by any Governmental Entity challenging the Agreed Tax Treatment or the Final Allocation, as adjusted. If, contrary to the intent of the parties as expressed in this Section 2.10, any Governmental Entity challenges the Agreed Tax Treatment or the Final Allocation, as adjusted, each party shall promptly notify the other Party in writing upon such Party’s receipt of any notice of any pending or threatened Tax audit or assessment challenging the Agreed Tax Treatment or Final Allocation, as adjusted, as applicable, and provide to such other party a copy of such notice.

2.11        Potential Earnout Payments.

(a)            Terms Applicable to Potential Earnout Payments Generally.

(i)           Within 10 Business Days after any date on which the payment of an Earnout Amount becomes final and binding on the parties hereto in accordance with the provisions of this Section 2.11 (each, a “Payment Date”), the Buyer shall pay and distribute by wire transfer of immediately available funds to the Paying Agent (for further payment to the Sellers), an amount equal to such Earnout Amount to be distributed by the Paying Agent to the Sellers in accordance with each Seller’s Allocation Percentage; provided, that any amounts due to Sellers that have not delivered a properly completed and executed Letter of Transmittal and joinder to the Sellers’ Agreement shall instead be retained by the Paying Agent in a segregated account and paid upon such delivery. In the event Buyer fails to pay to the Paying Agent (for further payment to the Sellers) when due any Earnout Amount under this this Section 2.11 as finally determined pursuant to Section 2.11(b), Buyer will pay the Paying Agent (for further payment to the Sellers) interest on such amount at the rate of six percent (6%) per annum from the applicable Payment Date until such amount is paid in full.

(ii)          All payments made by the Buyer pursuant to this Section 2.11 shall be deemed to be adjustments for Tax purposes to the aggregate purchase price paid by Buyer for the Membership Interests.

(iii)        Schedule 2.11-1 sets forth (A) a table showing the respective 2023 Earnout Amount, 2024 Earnout Amount, and 2025 Earnout Amount, respectively, payable for certain whole percentages of the applicable PF Brokerage EBITDA Target represented by the applicable PF Brokerage EBITDA Amount and (B) several sample calculations of the 2023 Earnout Amount, 2024 Earnout Amount, and 2025 Earnout Amount given certain PF Brokerage EBITDA Amount scenarios for the 2023 Earnout Year, 2024 Earnout Year and 2025 Earnout Year. The 2023 Earnout Amount, 2024 Earnout Amount and 2025 Earnout Amount shall be calculated as set forth on Schedule 2.11-1 (after use of interpolation of the next higher and next lower percentages, if the percentages of the applicable PF Brokerage EBITDA Target falls between any of the amounts set forth in the table on Schedule 2.11-1).

(iv)         Buyer agrees that, until the end of the 2025 Earnout Year, (A) Buyer and its Subsidiaries shall allow the management of the Surviving Company reasonable discretion to make daily operational decisions for the Surviving Company; provided, such daily operational decisions shall remain subject to the ultimate right of Buyer and its Subsidiaries (other than the Surviving Corporation) to operate or market the business of the PF Brokerage Business in any way that they in good faith deem appropriate, and (B) Buyer shall, and shall cause its Subsidiaries to, until the end of the 2025 Earnout Year:

(A)           not act or refrain from acting for the primary purpose of avoiding or delaying the payment of any Earnout Amount or reducing any Earnout Amount;

(B)            ensure that the PF Brokerage Business has sufficient working capital (as reasonably determined by Buyer) to conduct its business operations in the ordinary course of business, and to refrain from unreasonably diverting resources away from the PF Brokerage Business, including by unreasonably assigning material duties to the employees of the PF Brokerage Business that are beyond the scope of the operation of the PF Brokerage Business;

(C)            maintain separate books and records for the PF Brokerage Business sufficient to allow the Earnout Amount to be accurately calculated and reviewed in accordance with this Agreement; and

(D)            maintain and operate the PF Brokerage Business as a separate business department in all material respects except as otherwise may be agreed in writing by Sellers’ Representative; and

(E)             without prior consultation with Sellers’ Representative, not terminate the employment of, or materially and adversely change the terms and conditions of employment of, or solicit for employment away from or transfer out of the PF Brokerage Business unit, any person listed on Schedule 3.02(g) unless for Cause (as defined in each such employee’s applicable Employment Agreement).

(v)        (A) Any Earnout Amount is subject to numerous factors outside the control of Buyer and the PF Brokerage Business, (B) there is no assurance that the Sellers will receive any Earnout Amount and Buyer and its Subsidiaries have not promised nor projected any Earnout Amount, and (C) Buyer and its Subsidiaries owe no fiduciary duties or other express or implied duty to the Company or any Seller and the Company and each Seller waives any such duties. The parties hereto (including the Sellers) solely intend the express provisions of this Agreement to govern their contractual relationship with respect to the Earnout Amount.

(vi)       In the event Buyer enters into any definitive agreement for the sale of, the PF Brokerage Business, then, in such case, effective upon the consummation of such sale, the PF Brokerage Business EBITDA Amount shall be deemed to have achieved one hundred percent (100%) of the PF Brokerage EBITDA Target for each remaining Earnout Year hereunder, without regard to the actual PF Brokerage Business EBITDA Amount actually achieved, and all Earnout Amounts not previously paid and due on account of such deemed PF Brokerage Business EBITDA Amount achievement shall be immediately due and payable within ten (10) Business Days after the closing of such sale by Buyer by wire transfer of immediately available funds to the Paying Agent for further payment to the Sellers in accordance with each Seller’s Allocation Percentage.

(vii)        Schedule 2.11-2 sets forth the methodology that shall be used for all purposes to determine the calculation of certain costs for the PF Brokerage Business for purposes of the calculation of the PF Brokerage EBITDA Amount for the 2023 Earnout Year, the 2024 Earnout Year and the 2025 Earnout Year, respectively (the “Cost Allocation Framework”), and the Cost Allocation Framework may be amended only upon the mutual written agreement of Buyer and Sellers’ Representative. The Cost Allocation Framework sets forth (A) certain cost items that will be calculated as the actual amount of costs incurred during the applicable period (as determined during and following such period), (B) certain cost items that will be calculated using specific numbers included in the Cost Allocation Framework, and (C) certain cost items that will be calculated using specific cost methodologies (e.g., per unit and per shipment costs), in each case as described in the Cost Allocation Framework. It is acknowledged and agreed that any estimates or projections included in the Cost Allocation Framework are not and shall not be deemed to be or to include representations or warranties of the Company or Buyer, and that neither Buyer nor Merger Sub is making any representation or warranty, except those representations or warranties set forth in Article V, in the other Transaction Documents or in any certificate delivered pursuant hereto, in negotiating, executing, delivering and performing this Agreement and the transactions contemplated hereby, and that the Company and the Sellers have not relied upon and will not rely upon any such representation or warranty.

(b)            Calculation of Potential Earnout Payments.

(i)             Within 60 days after each of the last day of the 2023 Earnout Year, the last day of the 2024 Earnout Year and the last day of the 2025 Earnout Year, respectively, Buyer shall deliver to the Sellers’ Representative a statement (each, an “Earnout Statement”) setting forth in reasonable detail Buyer’s calculation of the corresponding PF Brokerage EBITDA Amount and Earnout Amount (if any) and each of the principal components thereof, together with all reasonable supporting documentation thereof.

(ii)            Following receipt by the Sellers’ Representative of an Earnout Statement and until the relevant Earnout Amount is finally determined pursuant to this Section 2.11(b), the Sellers’ Representative shall be permitted, upon reasonable advance written notice and during normal business hours, to, review the PF Brokerage Business’s books and records and working papers related to the Earnout Statement and determination of the Earnout Amount, and the PF Brokerage Business shall provide the Sellers’ Representative with reasonable access during normal business hours to the PF Brokerage Business personnel, books and records in connection with such review; provided, however, that such access shall be conducted in a manner not to unreasonably interfere with the business or operations of the PF Brokerage Business and shall be subject to a customary confidentiality agreement, provided, that the terms of such confidentiality agreement shall (x) not prevent, restrict or otherwise limit the disclosure to Sellers’ Representative of any of the information contemplated by this Section 2.11(b)(ii) and (y) include customary provisions permitting the further disclosure by Sellers’ Representative of such information to the attorneys, accountants and other advisors engaged by or on behalf of Sellers’ Representative to assist with the review of the Earnout Statement and matters related thereto.

(iii)           If within 30 days following delivery of an Earnout Statement to the Sellers’ Representative, the Sellers’ Representative has not delivered to Buyer a written notice (an “Earnout Objection Notice”) of its objections to the calculation of the applicable PF Brokerage EBITDA Amount on or before the corresponding date, as applicable (which Earnout Objection Notice must contain a statement describing in reasonable detail the nature, basis and amount of any such objection and the Sellers’ Representative’s proposed modification(s) to the Earnout Amount), then such Earnout Amount shall become final and binding on the parties. If the Sellers’ Representative delivers an Earnout Objection Notice within such 30-day period, then (A) the Sellers’ Representative and Buyer shall endeavor in good faith to resolve such dispute, for a period not to exceed 30 days from the date of delivery of an Earnout Objection Notice, and (B) if the amount of such Earnout Amount is agreed to in writing by Buyer and the Sellers’ Representative during such 30-day period, then such amount as agreed to in writing shall become final and binding on the parties. Notwithstanding the foregoing, the time period during which an Earnout Objection Notice shall be tolled by the period of time, if any, that Sellers’ Representative shall not have been granted prompt access to the information described in Section 2.11(b)(ii) above.

(iv)          If at the end of such 30-day period any dispute regarding such Earnout Amount remains, then such dispute shall be submitted for resolution to the Independent Arbiter. The Independent Arbiter shall review the relevant portions of such Earnout Statement and the Earnout Objection Notice and deliver a report to the Sellers’ Representative and Buyer setting forth the Independent Arbiter’s determination of such Earnout Amount within 30 days after such dispute is submitted to the Independent Arbiter for resolution. The parties shall jointly furnish to the Independent Arbiter such workpapers and other documents and information relating to such dispute as the Independent Arbiter may reasonably request and are available to each party or its Subsidiaries (or its independent public accountants), subject to prior receipt of any required third-party consents, and the parties together will be afforded the opportunity to present to the Independent Arbiter any material relating to the determination of such Earnout Amount and to discuss such determination with the Independent Arbiter (provided that, for the avoidance of doubt, no ex parte communications by a party with the Independent Arbiter shall be permitted). The Independent Arbiter’s determination as to each dispute regarding such Earnout Amount that is submitted to it shall be (A) based solely on written presentations provided by Buyer and the Sellers’ Representative which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review), (B) in writing, (C) conclusive and binding upon Buyer, the Surviving Company, the Sellers’ Representative and the Sellers, and (D) subject to confirmation and enforcement in any court of competent jurisdiction under the Federal Arbitration Act and other applicable Law, including 9 U.S.C. §9. The Independent Arbiter shall consider only the remaining disputes regarding such Earnout Amount. The fees and expenses of the Independent Arbiter shall be payable by the parties in accordance with Section 2.08(c).

(v)           Notwithstanding anything to the contrary in this Agreement, (i) the 2023 Earnout Amount shall not exceed $90,000,000, (ii) the 2024 Earnout Amount shall not exceed $140,000,000 and (iii) the total amount of the 2023 Earnout Amount plus the 2024 Earnout Amount plus the 2025 Earnout Amount shall not exceed $455,000,000.

Article III

CLOSING DELIVERABLES

3.01            Closing Deliverables of the Buyer and the Merger Sub. At the Closing, Buyer and Merger Sub, as the case may be, shall have delivered to the Company each of the following, each of which deliveries may be waived by the Company in its sole discretion:

(a)           a counterpart signature page to the Escrow Agreement, duly executed by Buyer;

(b)           a counterpart signature page to the Paying Agent Agreement, duly executed by Buyer;

(c)           if such Office Lease is entered into prior to the Closing, a guaranty of the Surviving Company’s obligations under that certain Office Lease Agreement dated on or about the date hereof by and among the Company, as Tenant, and W-SF GOLDFINGER OWNER VIII, L.L.C., as Landlord, duly executed by Buyer and in form and substance satisfactory to Landlord and Buyer; and

(d)           a certificate, dated as of the Closing Date, signed by an authorized officer of Buyer as to the satisfaction of the conditions set forth in Section 7.03(a) and Section 7.03(b).

3.02            Closing Deliverables of the Company. At the Closing, the Company shall have delivered to Buyer each of the following, each of which deliveries may be waived by Buyer in its sole discretion:

(a)           The Payoff Letters, together with evidence of arrangements to deliver UCC-3 termination statements or similar documents evidencing the termination of all liens, security interests, mortgages and other encumbrances held by the lenders under the Specified Debt;

(b)           a counterpart signature page to the Escrow Agreement, duly executed by the Sellers’ Representative and the Escrow Agent;

(c)           a counterpart signature page to the Paying Agent Agreement, duly executed by the Sellers’ Representative and the Paying Agent;

(d)           a duly completed and executed IRS Form W-9 with respect to each Seller (or, if a Seller is disregarded as an entity separate from another Person for U.S. federal income Tax purposes, such other Person);

(e)           certified copies of the resolutions duly adopted by the Company’s board of managers authorizing its execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the Transactions;

(f)            Letters of Transmittals and joinders to the Sellers’ Agreement duly executed by all of the holders of the Company Class A Units and Class B Units immediately prior to Closing and by the holders of at least 95% of the Class C Units and Class D Units immediately prior to Closing;

(g)           employment agreements, dated and effective as of the Closing Date and subject to the occurrence of the Closing, duly executed by the Persons set forth on Schedule 3.02(g) and the Company, substantially in the forms attached hereto as Exhibit E (the “Employment Agreements”);

(h)           the Letters of Resignation;

(i)            evidence in form and substance reasonably acceptable to Buyer that the Affiliated Transactions set forth on Schedule 3.02(i) (a) have been terminated in full and (b) the balance of all liabilities have been settled with respect thereto, in each case, no later than 11:59 p.m. Central Time on the day prior to the Closing Date without any liabilities or ongoing obligation for the Company from and following the Closing Date; and

(j)            a certificate, dated as of the Closing Date, signed by an authorized officer of the Company as to the satisfaction of the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(d); and

(k)           a certificate, dated as of the Closing Date, signed by an authorized officer of the Company as to the payees and the respective amounts of the Transaction Expenses to be paid to such payees on behalf of the Company or the Sellers at Closing from the Closing Merger Consideration.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer and the Merger Sub that:

4.01            Organization; Power and Authority. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Illinois. The Company is qualified or licensed to transact business as a foreign limited liability company and is in good standing in each of those jurisdictions set forth on Schedule 4.01, which constitute all of the jurisdictions in which its ownership or leasing of its assets or property or the conduct of business as presently conducted requires it to qualify, except where the failure to be so qualified, individually or in the aggregate, would not reasonably be expected to result in a material liability to the Company. The Company has all requisite limited liability company power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder and to own and operate its properties and to carry on its businesses as presently conducted.

4.02            Enforceability. The Transaction Documents to which the Company is a party have been (or are being in connection with the execution and delivery of this Agreement) duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery thereof by the parties thereto other than the Company, constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforceability hereof or thereof may be limited by laws of general application relating to bankruptcy, reorganizations, insolvency, moratorium, relief of debtors and other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.03            Authorization; No Conflicts; Litigation.

(a)           Except for (i) filings required under and in compliance with the applicable requirements of the HSR Act and the expiration of the waiting period thereunder, (ii) the filing of the Articles of Merger with the Illinois Secretary of State pursuant to the ILLCA and (iii) as set forth on Schedule 4.03, the execution, delivery and performance by the Company of the Transaction Documents to which it is a party and the consummation of the Transactions by the Company do not conflict with or result in any breach of, constitute a default under, result in a violation of, result in the creation of any Lien upon the Membership Interests, or any other material assets of the Company, or require any authorization, consent, approval or other action by or notice to any Governmental Entity or other third party, or result in the loss of any benefit of the Company, or give rise to any right of termination, cancellation, material increased payments or acceleration of any benefits or obligations, under the provisions of the Company’s Organizational Documents, or any Material Contract to which the Company is bound, or any Laws to which the Company or any of their respective properties or assets is subject.

(b)           The Company is not party to any Proceeding, or any outstanding Order of any Governmental Entity or arbitration or mediation authority, that reasonably could be expected to affect the Company’s performance of its obligations under this Agreement, and to the Company’s Knowledge, no such Proceeding is threatened against the Company.

(c)           The execution, delivery and performance of the Transaction Documents to which it is a party by the Company and the consummation of the Transactions have been duly and validly authorized by all requisite action on the part of the Company, and no other proceedings on the Company’s part are necessary to authorize the execution, delivery or performance of the Transaction Documents to which it is a party. Except for the approval of the board of managers of the Company, no other vote or consent of the holders of any Membership Interests is required by Law or by the Organizational Documents of the Company to approve this Agreement or the Transactions.

4.04            Brokerage and Expenses. Except as set forth on Schedule 4.04, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or Contract made by or on behalf of the Sellers or the Company.

4.05            Subsidiaries. The Company does not have any Subsidiaries and does not own or hold (and has never owned or held) the right or have an obligation to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person.

4.06            Organizational Documents.

(a)           Schedule 4.06(a) sets forth true, complete, and correct copies of the Organizational Documents of the Company. The Company has provided or made available to Buyer’s representatives the minutes and ownership records of the Company. The Company is not in violation of any of the provisions of its Organizational Documents. The minutes and ownership records of the Company previously furnished or made available to Buyer correctly and completely reflect all actions taken at all meetings of, or by written consents of, the managers and members of the Company.

(b)           Schedule 4.06(b) sets forth a true, complete and correct list of the officers, managers and directors (or similar positions) of the Company.

4.07            Equity Securities. The authorized membership interests of the Company consists solely of the Membership Interests. All of the Membership Interests are held of record by the Persons in the amounts and in the classes set forth on Schedule 4.07 and all Membership Interests are uncertificated. The Membership Interests have been duly authorized and validly issued, and are fully paid and nonassessable. None of the Membership Interests have been issued in violation of any preemptive or similar rights of any past or present member or other equityholder of the Company. Except as set forth on Schedule 4.07, the Company has no outstanding equity securities, or securities convertible into equity securities, and there are no Contracts, options or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Company. Upon consummation of the Transactions, Buyer shall have good and valid title to all of the outstanding membership interests of the Company and any other equity interests in the Company, free and clear of all Liens, other than Liens arising under federal and state securities laws and Liens created by, or otherwise arising as a result of any action of, Buyer.

4.08            Financial Statements; Undisclosed Liabilities.

(a)           Schedule 4.08(a) consists of: (i) the Company’s unaudited balance sheet as of August 31, 2021 (the “Latest Balance Sheet”), and the related statement of operation, statement of changes in members’ deficit and statement of cash flows for the eight-month period then ended, (the “Interim Financial Statements”), and (ii) the Company’s audited balance sheet as of December 31, 2020, together with the statement of operations, statement of changes in members’ deficit and statement of cash flows for the fiscal year ended December 31, 2020 and the Company’s reviewed balance sheet as of December 31, 2019, together with the statement of operations, statement of changes in members’ deficit and statement of cash flows for the fiscal year ended December 31, 2019 (the statements described in clauses (i) and (ii) of this Schedule 4.08(a), collectively, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, cash flows and results of operations of the Company, as of the times and for the periods referred to therein, in conformity with GAAP consistently applied throughout the periods covered thereby, except for, in the case of the Interim Financial Statements, the effects of the absence of footnote disclosures.

(b)           Except as set forth on Schedule 4.08(b), The Company has no material liabilities or obligations other than (i) liabilities or obligations shown on the Latest Balance Sheet, and (ii) liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet.

(c)           The Company maintains in all material respects an adequate system of internal controls and procedures of the accounting practices, procedures and policies employed by the Company. There have not been any significant deficiencies or material weaknesses in the financial reporting of the Company that are or were reasonably likely to materially and adversely affect the ability to record, process, summarize and report financial information, or any fraud (whether or not material) that involved management or other employees who have or had a significant role in financial reporting.

4.09            Accounts Receivable. All accounts receivable of the Company (“Accounts Receivable”), whether or not reflected on the Latest Balance Sheet, represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. The Accounts Receivable are current and, to the Company’s Knowledge, collectible, net of the reserves shown on the Latest Balance Sheet (which reserves have been established in accordance with GAAP and calculated consistent with past practice in the preparation of the Financial Statements). None of the Accounts Receivable are subject to any claim of offset, recoupment, setoff, or counter claim, and to the Company’s Knowledge, there are no facts or circumstances (whether asserted or unasserted) that would reasonably be expected to give rise to any such claim. No amount of Accounts Receivable is contingent upon the performance by the Company, a Seller, or any of their respective Affiliates, of any obligation or Contract. The Company has no obligation pursuant to any rule or regulation of any Governmental Entity (whether in bankruptcy or insolvency proceedings or otherwise) to repay, return, refund or forfeit any accounts receivable previously collected by the Company. No Person has any Lien on any Accounts Receivable, no Account Receivable is subject to prior assignment, no Contract for deduction or discount has been made with respect to any such Accounts Receivable, and the Company has not incurred any liabilities to customers for discounts, returns, promotional allowances or otherwise. None of the obligors of the Accounts Receivable have refused or given notice that they refuse to pay the full amount thereof except for minor disputes or disagreements which have arisen in the ordinary course of business and which the Company has made adequate provision for uncollectibility, and none of the obligors of such accounts receivable are an Affiliate of the Company or a Seller. Schedule 4.09 sets forth an accurate list of the Accounts Receivable and notes receivable of the Company, an aging of such Accounts Receivable and notes receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts, all as of August 31, 2021.

4.10            Absence of Certain Developments.

(a)           Except as contemplated by this Agreement: (i) since December 31, 2020, there has not occurred any event, occurrence, fact, circumstance or change that has had, or would reasonably be expected to have, a Material Adverse Effect and (ii) except for the actions taken in connection with pursuing the Transactions, since December 31, 2020, the Company has conducted its respective businesses in the ordinary course of business.

(b)           Without limiting the generality of the foregoing, since December 31, 2020, there has not been any action taken by the Company that, if taken during the period from the date of this Agreement through the Closing without the Buyer’s consent, would constitute a breach of any of the provisions of Section 6.01.

4.11            Real Properties.

(a)           The Company does not own and has not ever owned any real property.

(b)           Schedule 4.11(b) contains a complete and accurate list of all leases (collectively, the “Real Property Leases”) of the Company which represents all parcels of real estate leased, occupied or otherwise used by the Company (the “Leased Real Property”). The Company has made available to Buyer true and correct copies of the Real Property Leases, including all modifications, amendments and supplements thereto.

(c)           Except as set forth on Schedule 4.11(c):

(i)             to the Knowledge of the Company, the Company has valid leaseholds in the Leased Real Property;

(ii)            to the Knowledge of the Company, there are no facts that could reasonably be expected to materially and adversely affect the possession, use, or occupancy of the Leased Real Property;

(iii)          each Real Property Lease is in full force and effect in all material respects;

(iv)          the Company is not in material breach or material default under any of the Real Property Leases, nor to the Knowledge of the Company has any event occurred which, with the passage of time or notice, or both, would constitute a material default by the Company thereunder or a violation by the Company of the terms (or permit the termination) thereof, and none of the Transactions will constitute or create a default, event of default, or right of termination thereunder; and

(v)           the Company has not subleased, and to the Knowledge of the Company, no other Person is in possession of, or has the right of use or occupancy of any portion of, any of the Leased Real Property, and the Company has not received written notice that any part of any of the Leased Real Property has been condemned or otherwise taken by any Governmental Entity and, to the Company’s Knowledge, no such condemnation or taking is threatened or contemplated.

4.12            Taxes. Except as set forth on Schedule 4.12:

(a)           the Company has duly and timely filed or caused to be duly and timely filed all income and other material Tax Returns that are required to be filed by or with respect to the Company (taking into consideration all extended filing deadlines); all such Tax Returns are true, correct and complete in all material respects; the Company has paid all Taxes that are or have become due; and all Taxes that the Company is obligated to withhold from amounts owing to any employee, creditor or third party have been paid or properly accrued;

(b)           there is no dispute or claim concerning any Tax liability of the Company raised by any Taxing Authority in writing;

(c)           the Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(d)           the Company has not requested or been granted an extension of the time for filing any Tax Return which has not yet been filed;

(e)            no deficiency or proposed adjustment which has not been finally settled or resolved for any amount of Tax has been proposed, asserted or assessed by any Taxing Authority against the Company;

(f)            there is no Tax audit, suit, or proceeding now in progress, pending or threatened against or with respect to the Company;

(g)           no written claim has been made in the past five years by a Taxing Authority in a jurisdiction where none of the Company files Tax Returns that the Company is or may be subject to taxation by that jurisdiction;

(h)           no power of attorney that is currently in force has been granted with respect to any matter related to Taxes that could affect the Company;

(i)            there are no Liens (other than the Liens for Taxes not yet due and payable) on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax;

(j)            the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Laws) executed on or prior to the Closing Date; (C) intercompany transaction or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Laws) entered into or created on or prior to the Closing Date; (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date; or (F) prepaid amount received on or prior to the Closing Date;

(k)           the Company has not deferred any obligation to pay Taxes pursuant to Section 2302 of the CARES Act (or any corresponding or similar provision of any COVID-19 aid);

(l)            the Company is not a party to or bound by any Tax allocation, sharing or indemnity Contract (other than any commercial Contract entered into in the ordinary course of business the primary purpose of which is not Taxes) or other arrangements;

(m)          the Company has not been a member of an Affiliated Group; the Company has no liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any corresponding provisions of state, local or foreign Tax Laws), or as a transferee or successor, or by contract or otherwise;

(n)           neither the Company nor any predecessor thereof has participated or engaged in any “listed transaction” within the meaning of Treasury Regulation §1.6011-4(b)(2) (and all predecessor regulations) or any similar provision of state, local or foreign Laws);

(o)           the Company has not made any payments, is obligated to make any payments, or is a party to any plan or agreement that under certain circumstances could obligate it to make any payments that would not be deductible under Section 280G (determined without regard to the exceptions contained in Sections 280G(b)(4) and 280G(b)(5)) or 404 of the Code;

(p)           there is no Contract, plan or other arrangement to which the Company is a party to or bound by which provides for any “gross up” or similar payment relating to Taxes under Section 4999 or 409A of the Code; and

(q)           for U.S. federal income tax purposes, the Company is, and has been at all times since its formation, classified as a partnership.

4.13            Contracts and Commitments.

(a)           Schedule 4.13(a) and Schedule 4.16(a) set forth, as of the date of this Agreement, each of the following Contracts which have terms set forth in the below categories that are in effect as of the date hereof to which the Company is party or otherwise bound (each a “Material Contract”):

(i)            Any Contract relating to any completed or pending business acquisition or divestiture;

(ii)           any bonus, severance, retention, change of control, pension, profit sharing, retirement, deferred compensation, incentive, performance award, phantom equity, equity or equity-based agreement, plan, policy, program or arrangement;

(iii)          any Contract for the sale of any capital assets in excess of $150,000;

(iv)          any Contract for capital expenditures in excess of $150,000;

(v)           any Contract (A) for or relating to the employment of any officer, individual employee or other person, (B) providing for the payment of any cash or other compensation or benefits upon the consummation of the Transactions, or (C) that provides severance or other benefits for any person or, in each case, that is otherwise not immediately terminable by the Company without cost or liability;

(vi)          any Contract under which the Company created, incurred or assumed any Indebtedness (including any conditional sales Contract, sale-leaseback, or capitalized lease) or mortgaging, pledging or otherwise granting or placing a Lien on any portion of any of the Company’s assets;

(vii)         any guaranty of any Indebtedness;

(viii)        any lease or other Contract under which it is lessee of or holds or operates any personal property owned by any other Person, for which the annual rental exceeds $150,000;

(ix)           any Real Property Lease or any other lease or other Contract under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $150,000;

(x)            any Contract or group of related Contracts with the same party for the purchase by the Company of products or services, under which the undelivered balance of such products and services has a purchase price in excess of $150,000;

(xi)           any Contract or group of related Contracts with the same party for the sale by the Company of products or services under which the undelivered balance of such products or services has a sales price in excess of $150,000, other than such Contracts on the Company’s standard form agreement provided to Buyer;

(xii)          any other lease or other Contract which cannot be canceled by the Company without penalty or further payment or obligation and without more than 60 days’ notice and with remaining fixed payments in excess of $150,000;

(xiii)         any Contract containing covenants that in any way purport to restrict the right of the Company to engage in its current line of business, engage in any line of business, compete with any Person, or solicit customers, carriers or employees;

(xiv)        any currency exchange, commodities, interest rate or other hedging arrangement or forward, swap, derivatives or futures Contract;

(xv)          any joint venture, partnership, franchise, joint marketing Contract or any other similar Contract (including sharing of profits, losses, costs or liabilities by the Company with any other Person);

(xvi)         any Contract with respect to material Intellectual Property, including (A) any Contracts with current or former employees, consultants or contractors regarding the appropriation or non-disclosure of any material Intellectual Property and (B) any license agreements related to the use of Software (other than license agreements for the use of generally commercially available, off-the-shelf Software involving total consideration of less than $10,000);

(xvii)        any Contract under which the Company has made loans, investments or advances to any other Person, and such investments, advances or loans remain outstanding, except advancement of reimbursable ordinary and necessary business expenses made to managers, directors, officers and employees of the Company in the ordinary course of business;

(xviii)       any Contract with any Governmental Entity;

(xix)         any Contract pursuant to which rights of any third party are triggered or become exercisable directly and solely, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Transactions;

(xx)          any Contract granting rights of first refusal, rights of first negotiation or similar rights or terms to any Person;

(xxi)         any Contract providing for the development of Intellectual Property, content or technology, solely or jointly, by or for the Company;

(xxii)        any Contract involving the payment of royalties to any other Person;

(xxiii)       any Contract of indemnification or warranty or any Contract containing any support, maintenance, or service obligation on the part of the Company (other than Contracts substantially similar to the Company’s standard-form customer or carrier Contract, the standard forms of which have been made available to Buyer);

(xxiv)       any Contract with any consultant of the Company involving in excess of $150,000;

(xxv)        any settlement, conciliation or similar Contract, the performance of which will involve payment after the date of this Agreement of consideration in excess of $150,000 or governmental monitoring, consent decree or reporting responsibilities;

(xxvi)       any Contract granting any exclusive rights with respect to the products and services or Intellectual Property of the Company of any type or scope to any Person;

(xxvii)      any Contract that grants most favored nation status or similar provision; or

(xxviii)     any Contract not otherwise covered by the foregoing, that is otherwise material to the Company.

(b)           With respect to each Contract set forth on Schedule 4.13(a) or Schedule 4.16(a): (i) such Contract is valid, binding and in full force and effect in all material respects and is enforceable by the Company in all material respects; (ii) the Company is not, and to the Company’s Knowledge no other party is, in material breach or default under such Contract; and (iii) there has been no material overpayment or underpayment with respect to any party’s obligations under such Contract. The Company has not received any written notice of the intention of any party to terminate any Contract listed on Schedule 4.13(a).

(c)           Schedule 4.13(c) sets forth a list of the Contracts with the Company’s 20 largest customers (by consolidated revenue and with notations of such customer’s percentage share of the Company’s revenue for such period for January 1, 2021 to the date of this Agreement, the fiscal year ended December 31, 2020 and for the fiscal year ended December 31, 2019. True, correct and complete copies of which Contracts, including all modifications and amendments thereto, have been made available to Buyer (collectively, “Customer Contracts”), and the Company is not, and to the Company’s Knowledge no other party is, in material breach or default under such Customer Contracts. To the Knowledge of the Company, the Company has not received notice from any customer that such customer intends to terminate, modify or materially reduce volumes under, any such Customer Contract or otherwise materially adversely impact its business relations with the Company.

(d)           Schedule 4.13(d) sets forth a list of the Contracts with the Company’s 20 largest suppliers (by consolidated expenses) for January 1, 2021 to the date of this Agreement, the fiscal year ended December 31, 2020 and for the fiscal year ended December 31, 2019. True, correct and complete copies of which, including all modifications and amendments thereto, have been made available to Buyer (collectively, “Vendor Contracts”), and the Company is not, and to the Company’s Knowledge no other party is, in material breach or default under such Contract. To the Knowledge of the Company, the Company has not received notice from any supplier that such supplier intends to terminate, modify or materially reduce volumes under any such Vendor Contract or otherwise materially adversely impact its business relations with the Company.

4.14           Intellectual Property.

(a)           All of the patents, internet domain names, registered trademarks, registered service marks, registered copyrights, and applications for any of the foregoing Intellectual Property owned by the Company (collectively, the “Registered Intellectual Property”) are set forth on Schedule 4.14(a)(i). All currently due maintenance fees or renewal fees for the Registered Intellectual Property have been paid and all currently due documents and certificates for such Registered Intellectual Property have been filed with the relevant patent, copyright, trademarks, Internet registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining or renewing such Registered Intellectual Property. The Intellectual Property owned or purported to be owned by the Company (the “Owned Intellectual Property”) and the Intellectual Property licensed by the Company from third parties pursuant to a valid and enforceable written agreement is all of the Intellectual Property that is used by the Company in the conduct of its business as currently conducted and as conducted during the 24-month period preceding the date hereof. Schedule 4.14(a)(ii) sets forth each material license or sublicense that the Company has granted to any third party with respect to any Intellectual Property.

(b)           Except as set forth on Schedule 4.14(b), the Company solely owns and possesses all right, title and interest in and to, or possesses the valid right to use, all Intellectual Property used or held for use in the conduct of the business as currently conducted and as conducted during the 24-month period preceding the date hereof (the “Company Intellectual Property”). Except as set forth on Schedule 4.14(b), (i) the conduct of the business of the Company as currently conducted and as it has been conducted in the past three years has not and does not infringe, misappropriate, dilute, or otherwise violate the Intellectual Property of any Person; (ii)  there are no pending actions alleging that the Company or any of its Affiliates are infringing, misappropriating, diluting or otherwise violating any Intellectual Property of any Person or that seek to limit or challenge the validity, enforceability, ownership or use of the Owned Intellectual Property; (iii) neither the Company nor any of its Affiliates has received, in the past three years, any written claim from any Person alleging any Intellectual Property infringement, misappropriation, dilution or other such violations; and (iv) to the Knowledge of the Company, no Person is engaging in any activity or business that infringes, misappropriate, dilutes, or otherwise violates any Owned Intellectual Property. There are no Contracts or outstanding judicial or administrative orders to which the Company is a party or by which they are bound, which restricts the Company’s rights to use any of Company Intellectual Property. To the Company’s Knowledge, the Company Intellectual Property is valid and enforceable.

(c)           The Company has provided Buyer a true, correct, and complete description of steps taken to protect and, where applicable, maintain in confidence, trade secrets of the Company and third parties, including obtaining from employees, managers, directors, officers and consultants written confidentiality Contracts between the Company and such employees, managers, directors, officers, or consultants. Such steps are commercially reasonable for protection of trade secrets and confidential information. Except as set forth in Schedule 4.14(c), no present or former officer, manager, director, employee, or contractor of Company, has any ownership interest, in whole or in part, in any Company Intellectual Property, or the right to receive royalty or other payments for Intellectual Property used or held for use by the Company. All employees, contractors and agents of the Company involved in the conception, development, authoring, creation, or reduction to practice of any material Owned Intellectual Property have executed agreements that assign such Intellectual Property to the Company, and the Company has provided copies of such agreements to Buyer.

(d)           The Company and owns or leases all Computer Systems that are necessary for the operation of its business. In the past 36 months, there has been no failure, material substandard performance or breach of any Computer Systems which have caused any material disruptions to the business of Company or resulted in any unauthorized disclosure of or access to any data, including Personal Information owned, collected, controlled or otherwise processed by the Company. The Company has taken commercially reasonable steps to provide for the back-up and recovery of data and information and commercially reasonable disaster recovery plans, procedures and facilities, and as applicable, have taken commercially reasonable steps to implement such plans and procedures. The Company has taken commercially reasonable actions to protect the integrity and security of the Computer Systems and software information and data stored thereon from unauthorized use, access, or modification by third parties, including by implementing plans and procedures (i) that manage mobile devices, including those provided to employees or contractors by the Company and those provided by such individuals themselves (and the Company does not permit such individuals to use devices in connection with the business that are not monitored by the Company), (ii) that provide continuous monitoring and alerting of any problems or issues with the IT systems, (iii) that monitor network traffic for threats and scan and assess vulnerabilities in the IT systems; and (iv) that require multi-factor authentication for external access to IT systems. To the Knowledge of the Company, the computer systems do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry), or other software routines or hardware components intentionally designed to permit (1) unauthorized access to a computer or network, (2) unauthorized disablement or erasure of software, hardware or data, or (3) any other similar type of unauthorized activities. In the past three (3) years, there has been no failure, material substandard performance, or breach of any computer systems of the Company or its contractors that has caused any material disruption to the business of the Company or resulted in any unauthorized disclosure of or access to any data owned, collected or controlled by the Company. The Company has, pursuant to written software Contracts, a sufficient quantity and scope, including any named users or seats, of license rights under such Contracts for the conduct of the business of Company as currently conducted.

(e)           The Company has possession of a copy of all material Technology related to the operation of the business of the Company as conducted as of the date hereof and during the 24-month period preceding the Closing Date.

(f)            None of the Company Software used and/or currently under development by or on behalf of the Company uses, incorporates or distributes any Open Source Code in a manner that: (i) places conditions on the use or distribution of such Company Software; (ii) requires the license of such Company Software or any portion thereof for the purpose of making modifications or derivative works; (iii) requires the distribution of such Company Software or any portion thereof without charge; (iv) requires or conditions the disclosure, licensing or distribution of any source code or any portion of Company Software; or (v) otherwise imposes a limitation, restriction or condition on the right of the Company to use or distribute any Company Software or any portion thereof.

(g)           The Company has complied with all Contracts, privacy policies, Laws and binding industry standards applicable to the Company regarding Personal Information or the security of Computer Systems, including any such data privacy laws, PCI Data Security Standards, consumer privacy laws, or agreements with third parties, in every jurisdiction where (i) the Company conducts business or (ii) residents of such jurisdiction have provided Personal Information to the Company. The Company has not been legally required to provide any notices to data owners or a Governmental Entity in connection with a disclosure of Personal Information.

(h)           Except as set forth on Schedule 4.14(h), (i) no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Intellectual Property, (ii) no governmental entity, university, college, other educational institution or research center has any claim or right in or to the Company Intellectual Property, and (iii) no current or former employee, consultant or independent contractor of the Company who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, a university, college or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

(i)            The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not:

(i)           encumber or adversely affect the right to use any Intellectual Property presently owned, used or held for use by Company in the conduct of its business; or

(ii)           cause Company to be contractually obligated to pay any royalties or other amounts to any third party in excess of the amounts that such party would have been obligated to pay if this Agreement had not been executed, delivered, and performed or the Transactions consummated.

4.15           Litigation.

(a)           Except as set forth on Schedule 4.15(a), there are no Proceedings pending or, to the Company’s Knowledge, threatened against or affecting the Company or their respective partners, managers, members, officers, directors, agents, employees, representatives, predecessors or indemnified persons in their capacities as such, at law or in equity, before or by any Governmental Entity or arbitration or mediation authority or otherwise in existence, nor, to the Company’s Knowledge, is there any reasonable and valid basis for any such Proceeding based on acts or omissions of the Company, in each case in which a reserve in excess of $150,000 has been established, or the Company’s maximum estimated liability is in excess of $150,000.

(b)           The Company is not a party to or subject to or in default under any outstanding Order of any Governmental Entity or arbitration or mediation authority.

(c)           Except as set forth on Schedule 4.15(c), the Company has not settled or received a final Order concerning any Proceeding.

(d)           Except as set forth on Schedule 4.15(d), the Company has no Proceeding pending against any other Person.

4.16           Employee Benefit Plans.

(a)           Schedule 4.16(a) lists each of the following which is sponsored, maintained or contributed to by the Company for the benefit of employees, former employees, managers, former managers, directors, former directors, or any agents, consultants, or similar representatives providing services to or for the Company or any spouse or dependent of such individual, or with respect to which the Company has any direct or contingent liability:

(i)            each “employee benefit plan,” as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) (a “Plan”);

(ii)           each personnel policy, stock option, stock purchase, stock appreciation rights, phantom equity, or any other equity-based plan, program, agreement or arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or Contract, deferred compensation Contract or other arrangement, compensation or supplemental income arrangement, consulting Contract, employment Contract and each other employee benefit plan, Contract or other arrangement, program, practice or understanding which is not described in Schedule 4.16(a), whether written or unwritten (“Benefit Program or Agreement”).

(b)           Schedule 4.16(b) sets forth a true, correct and complete list of all plans, programs, agreements or other arrangements that cover (or under which the Company has any material obligation or liability, contingent or otherwise with respect to) any person providing services to the Company offered by or through a PEO that would be Plans or Benefit Programs or Agreements if sponsored or maintained by the Company (each a “PEO Plan” and collectively, the “PEO Plans”).

(c)           With respect to each Plan, each Benefit Program or Agreement and each PEO Plan, the Company has made available to Buyer copies (as applicable) of (i) the applicable plan or other governing documents currently in effect, and any related trusts, insurance, group annuity Contracts, and each other funding or financing arrangement related thereto, including any amendments (or, in the case of any unwritten arrangement, a written description of the terms thereof), (ii) the most recent summary plan description, (iii) the most recent determination letter or opinion letter received from the Internal Revenue Service, (iv) the latest financial statements, and (v) the latest Form 5500 annual report.

(d)           The Company has not ever (i) sponsored, maintained, participated in or contributed to (A) any plan which is subject to Title IV of ERISA, (B) any plan that is a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (C) any plan that is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); or (ii) incurred any withdrawal liability with respect to any multiemployer plan, multiple employer plan, or employer welfare arrangement or any liability in connection with the termination or reorganization of any multiemployer plan, multiple employer plan, or employer welfare arrangement. No Plan provides for medical or life insurance benefits to retired or former employees of the Company (other than as required under Code Section 4980B, or similar state Law).

(e)           Except as set forth on Schedule 4.16(e):

(i)            Each Plan, Benefit Program and Agreement complies in form and operation in all material respects with its terms, the requirements of the Code, ERISA, and all other applicable Laws;

(ii)           Each Plan and each PEO Plan that is intended to be qualified under Section 401(a) of the Code meets such requirements and has received a favorable determination letter or opinion letter from the Internal Revenue Service within the applicable remedial amendment periods and no amendments have been made to any such Plan following the receipt of a determination letter or opinion letter that would jeopardize such Plan’s qualified status;

(iii)          There are no Proceedings (other than for benefits under such plans) pending or threatened against any of the Plans, Benefit Programs or Agreements or their assets;

(iv)          As to any Plan intended to be qualified under Section 401 of the Code, there has been no termination or partial termination of the Plan within the meaning of Section 411(d)(3) of the Code;

(v)           No act, omission or transaction has occurred which would result in imposition on the Company of (A) breach of fiduciary duty liability damages under Section 409 of ERISA, (B) a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or (C) a tax imposed pursuant to Chapter 43 of Subtitle D of the Code;

(vi)          There is no matter pending (other than routine qualification determination filings) with respect to any of the Plans before the Internal Revenue Service, the Department of Labor or the Pension Guaranty Benefit Corporation; and

(vii)         No trust funding a Plan is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code.

(f)            Except as set forth on Schedule 4.16(f):

(i)            All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been paid to each Plan that is an “employee pension benefit plan” (or related trust or held in the general assets of the Company , as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each such Plan or accrued in accordance with past custom and practice of the Company;

(ii)           All premiums or other payments that are due and owing (except retroactive premium adjustments (if any) that may become due) for all periods ending on or before the Closing Date have been paid or accrued in accordance with past custom and practice of the Company with respect to each Plan that is an “employee welfare benefit plan” (as defined in Section 3(l) of ERISA); and

(iii)          The Company is in compliance in all respects with, and has not violated in any respect, the provisions of the Patient Protection and Affordable Care Act of 2010 (the “ACA”), and applicable regulations and other regulatory guidance issued under such act, and no Tax or liability has been or is expected to be incurred as a result of the application of the ACA.

(g)           None of the Company or any individual covered by a PEO Plan will incur any liability, loss, cost, expense or Tax (other than the expected cost of benefits, negotiated administrative expenses, termination fees and income Taxes associated with benefit payments) arising from or relating to any PEO Plan or by reason of any arrangement established under the current or any prior PEO, to the extent such liability, loss, cost, expense or Tax relates to or arises from the establishment or operation of, or coverage under, such PEO Plan, or the provision of benefits or services pursuant to such agreement prior to the Closing.

(h)           Each Plan which is an “employee welfare benefit plan” (as defined in Section 3(l) of ERISA) may be unilaterally amended or terminated in its entirety without liability except as to benefits accrued thereunder prior to such amendment or termination.

(i)            Except as otherwise set forth on Schedule 4.16(i), no Plan, Benefit Program or Agreement provides that payments pursuant to such Plan, Benefit Program or Agreement may be made in securities of the Company or any Commonly Controlled Entity, nor does any trust maintained pursuant to any Plan, Benefit Program or Agreement hold any securities of the Company or any Commonly Controlled Entity.

(j)            The execution and delivery of this Agreement and the consummation of the Transactions (either alone or in combination with any other event) will not (i) require the Company, the Buyer or any of their Affiliates to make a larger contribution to, or pay greater compensation, payments or benefits under any Plan, Benefit Program or Arrangement, (ii) create or give rise to any additional vested rights or service credits under any Plan, Benefit Program or Arrangement or (iii) accelerate the time of vesting, payment or funding of any amount or benefit due pursuant to any Plan, Benefit Program or Arrangement.

4.17           Insurance.

(a)           Schedule 4.17(a) lists each insurance policy and bond maintained by or otherwise covering the Company and describes any self-insurance or co-insurance arrangements by or affecting the Company (the “Insurance Policies”). Schedule 4.17(a) also sets forth the name and address of the insurer under each such policy and bond, the type of policy or bond, the expiration dates thereof, the annual premiums and payment terms thereof, the coverage amount thereunder since January 1, 2017, and any applicable deductible and any other material provisions, the losses incurred thereunder, as well as all claims made, including outstanding claims, under such policies and bonds. All such Insurance Policies are in full force and effect, and no notice or, to the Company’s Knowledge, threat of a rate increase, non-renewal, cancellation or termination has been received by the Company with respect to any such Insurance Policy. The Company has not failed to give any notice or present any material claim under any Insurance Policy in due and timely fashion or as required by any Insurance Policy. The Company has provided or made available to Buyer true, correct, and complete copies of all such policies of insurance and bonds set forth on Schedule 4.17(a).

(b)           Except as set forth on Schedule 4.17(b), there is no claim pending under any of such policies or bonds listed on Schedule 4.17(a). All premiums due and payable under all such policies and bonds have been timely paid, and the Company is otherwise in compliance with the terms of such policies and bonds. The insurance coverage provided by the policies and bonds described in Schedule 4.17(a) will not terminate or lapse by reason of the consummation of any of the Transactions. Such policies are sufficient for the compliance with all Material Contracts relating to the Company.

4.18           Compliance with Laws. Except as otherwise set forth on Schedule 4.18, the Company has complied in all material respects with, and is not in violation of, any Laws. No investigation, audit or review by any Governmental Entity with respect to the Company is pending or, to the Company’s Knowledge, threatened. No written notices alleging a violation, or, to the Company’s Knowledge, any other communication regarding, any violation, investigation relating to any violation, or threat to be charged with any violation, have been received by the Company with respect to any such Laws.

4.19           Environmental Matters. Except as set forth on Schedule 4.19:

(a)           the Company and its operations, assets and real properties (including any Leased Real Properties) has been and is in compliance in all material respects with all Environmental Laws and Permits required under or issued pursuant to any Environmental Law;

(b)           the Company has obtained all Permits required under or issued pursuant to any Environmental Law that are necessary to conduct the business of the Company as it is currently being conducted and to own and operate the assets and real properties (including the Leased Real Properties) related to the business of the Company and all such Permits are valid and in full force and effect;

(c)           with respect to the business of the Company and the operation thereof, the Company has not received any written notice of any Proceeding or any claim, demand, action, suit, litigation or complaint by any other Person that, in each case, has resulted, or would reasonably be expected to result, in a material Loss or other liability under Environmental Law that has not been fully resolved; and

(d)           to the Company’s Knowledge, there has been no Release or threatened Release of Hazardous Substances at, on, under or from any real properties (including any Leased Real Properties) arising out of the operation of the business of the Company that is in material violation of any Environmental Law. There is no investigatory, remedial or corrective action required of, or liability under Environmental Law imposed on, the Company under any Environmental Law as a result of any presence, Release or, to Company’s Knowledge, threatened Release of Hazardous Substances at, on, under or from (i) the real property (including any Leased Real Property) of the Company, or (ii) any real property offsite the real property (including any Leased Real Property) of the Company where the Company has transported or disposed, or arranged for the transport or disposal, of Hazardous Substances arising out of operation of the business of the Company.

(e)           the Company has made available to Buyer complete and correct copies of all material environmental assessments, studies, analyses and correspondence in the possession of the Company which address material liabilities under, or future costs of compliance with, Environmental Laws, in each case with respect to the business of the Company.

4.20           Affiliated Transactions. Except as set forth on Schedule 4.20 and except for the Mastery Agreement, no manager, director, officer, stockholder, member, partner or any Affiliate of the Sellers, the Company or, to the Company’s Knowledge, any individual in such manager’s, director’s, officer’s, member’s, partner’s, holder’s or Affiliate’s immediate family or any entity controlled by any such manager, director, officer, stockholder, member, partner or Affiliate of the Sellers or the Company, (i) is a party to any Contract or transaction with or (except under terms of employment, as applicable) provides any services to the Company, (ii) has any interest in any tangible or intangible property used by the Company, or (iii) has, directly or indirectly, any material interest in any Person that competes with, or does business with, or has any contractual arrangement with, the Company (clauses (i), (ii) and (iii) collectively the “Affiliated Transactions”). None of said Persons has any claim, charge, action, or cause of action against the Company, except as set forth on Schedule 4.20, and except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay, or accrued salary and bonus or accrued benefits under a Plan existing on the date hereof.

4.21           Sufficiency of and Title to Assets. The assets owned, leased, or licensed by the Company constitute all material assets used in connection with the business of the Company, and such assets constitute all the assets necessary for the Company to continue to conduct its business in substantially the same manner as they are presently being conducted or proposed to be conducted. The assets of the Company are not subject to any material Lien, except for Liens disclosed on Schedule 4.21.

4.22           Employment Matters.

(a)           Schedule 4.22(a) sets forth a true, correct and complete list, as of the date(s) set forth therein, of all employees of the Company and all other individuals who provide services to the Company (the “Business Employees”). Schedule 4.22(a) sets forth each Business Employee’s (i) name, (ii) employing entity or employing entities, (iii) job title, (iv) principal place of employment, (v) status as exempt or non-exempt under the Fair Labor Standards Act and applicable state wage Law(s), (vi) original hire date, (vii) service date, (viii) bonus and other compensation paid or payable for calendar year 2021 (up to and including the Closing Date), (ix) current annualized base salary or base wages and all other forms of compensation for which such Business Employee is eligible, (x) description of any current leave status (including nature and anticipated duration), (xi) details of any visa or work permit (including type and expiration date), (xii) description of whether he or she is an employee or independent contractor of the Company, and (xiii) details of any co-employment relationship. The Business Employees represent the entirety of those Persons necessary to manage and operate the businesses of the Company as currently managed and operated. Except for the Business Employees, there are no other individuals employed or engaged (whether as consultants or independent contractors) by the Company.

(b)           Except as set forth on Schedule 4.22(b):

(i)           the Company is not and never has been a party to or bound by any collective bargaining agreement or other Contract with a labor union or similar organization or representative of employees and no such Contract is currently being negotiated;

(ii)           there has never been any strike, slowdown, picketing, work stoppage, lockout, employee grievance process, union organizational activity or representational demand, or other labor dispute involving the Company, or any of foregoing entities’ respective Affiliates;

(iii)          with respect to all current and former employees and contractors of the Company , there is no and there has not been at any time in the past five (5) years any, and to the Company’s Knowledge there is no threatened, Proceeding relating to any alleged violation of any Law pertaining to labor relations, including any grievance, charge or complaint filed with the National Labor Relations Board or any other Governmental Entity or arbitrator, and there is no and there has not been at any time in the past five (5) years any, and to the Company’s Knowledge there is no threatened, Proceeding relating to any alleged violation of any Law in connection with the employment or engagement or termination of employment or engagement of any current or former employee or contractor of the Company, including any charge or complaint filed with the Department of Labor, the Equal Employment Opportunity Commission or any other Governmental Entity or arbitrator;

(iv)           the Company has not ever agreed to recognize a collective bargaining agent or representative and no application or petition for an election or for certification of a collective bargaining agent or representative has ever been delivered to the Company or is, to the Company’s Knowledge, threatened; and

(v)           the Company has not received notice from any Governmental Entity or other third party that such authority or other third party is seeking to reclassify all or any portion of the Company’s independent contractors as employees for any purpose.

(c)           With respect to all current or former employees and contractors who provide and have provided services to the Company, the Company is, and at all times during the past three years has been, except as set forth on Schedule 4.22(c), in compliance in all material respects with all applicable Laws relating to the employment of labor, including labor and employment practices, terms and conditions of employment, wages and hours, overtime payments, compliance with the Fair Labor Standards Act and all applicable state wage Law(s) (including the classification of employees as exempt or non-exempt and the calculation and payment of overtime pay), the retention and classification of independent contractors and employees, requirements with respect to workers’ compensation insurance, recordkeeping, non-discrimination, non-harassment, non-retaliation, employee benefits, rest and meal breaks, employee leave, payroll documents, record retention, equal opportunity, immigration, occupational health and safety, severance, termination or discharge, collective bargaining, the payment of employee welfare and retirement and other benefits, and the full payment of all required social security contributions, unemployment insurance contributions and Taxes. All wages, overtime pay, bonuses and other compensation, if any, due and payable as of the Closing Date to all present and former employees and contractors of the Company has been paid in full, or will be paid in full, to such employees and contractors prior to the Closing.

(d)           The Company is not and never has been a federal, state, or local government contractor or sub-contractor or subject to any obligations or requirements arising under Executive Order 11246.

4.23           Permits; Safety Rating. The Company possesses all Permits required to operate their business as presently conducted, such Permits are in full force and effect, and no Proceeding is pending or, to the Company’s Knowledge, threatened which could result in the revocation or limitation of any Permit. The Company has not received any written notice of or, to the Company’s Knowledge, any other communication regarding (i) any actual or possible violation of any Permit or any failure to comply with any term or requirement of any Permit, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination, or modification of any Permit. Except as set forth on Schedule 4.23, none of the Permits held by the Company will be terminated or impaired or become terminable as a result of the Transactions. The Company has not received an unsatisfactory or conditional safety and fitness rating from the Federal Motor Carrier Safety Administration (“FMCSA”), or its predecessor the Federal Highway Administration (“FHWA”), as a result of a compliance review for any of the factors that are considered by the FMCSA or FHWA, and there is no proceeding pending that could result in an unsatisfactory or conditional safety and fitness rating. At all times during the prior three years, the Company has contracted for brokered transportation of freight only with authorized motor carriers which maintain an overall “Satisfactory” safety rating as promulgated by the FMCSA.

4.24           Bank Accounts; Powers of Attorney; Investments; Derivatives. Schedule 4.24 sets forth (a) the names and locations of all banks, trusts, companies, savings and loan associations and other financial institutions at which the Company maintains safe deposit boxes, an account, credit line, lock box or other accounts of any nature with respect to its business, and the account numbers with respect to each of the foregoing, (b) the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto, (c) the names of all Persons, if any, holding powers of attorney from the Company, and a summary statement of the terms thereof, (d) all certificates of deposit, debt, or equity securities and other investments owned, beneficially or of record, by the Company and (e) any outstanding obligations in respect of a derivative transaction including any foreign exchange transaction.

4.25           Loans to Officers and Directors. The Company has no outstanding any loans or advances to any officer, manager or director of the Company.

4.26           Bribery of Public Officials and Witnesses; Foreign Corrupt Practices Act.

(a)           The Company has not violated, attempted, planned, promised to or otherwise acted in contradiction of the anti-bribery and corruption provisions of 18 U.S.C. § 201(b) and (c), or of any analogous state statute, and any regulations or rules promulgated thereunder (the “Anti-Kickback Statutes”). The Company has not received written notice from any Governmental Entity of, or been investigated by any Governmental Entity with respect to, any violation by the Company or any employee of the Company of the Anti-Kickback Statutes and no such investigation has been threatened or is pending.

(b)           (i) the Company is in compliance with the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”), except where the failure to so comply would not result in a material liability to or limitation on the Company, and (ii) since January 1, 2017, the Company has not been investigated by any Governmental Entity with respect to, or been given written notice by a Governmental Entity of, any violation by the Company of the FCPA.

(c)           Without limiting the generality of the foregoing, the Company has not, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, established or maintained a secret or unrecorded fund, participated in or co-operated with an international boycott as defined in Section 999 of the Code, violated any provision of the FCPA, or made any bribe, rebate, payoff, influence payment, kickback, or other similar unlawful payment to any officer or employee of any Governmental Entity, a member of a foreign political party, or a candidate for political office in a foreign country, for the purpose of influencing any act or decision of any such Person acting in his or her official capacity or inducing the Person to do or omit to do any action in violation of his or her lawful duty, inducing such Person to use his or her influence with any government to affect or influence any act or decision of such government or instrumentality, in order for the Company to obtain or retain business for or with, or in directing business to, any Person.

4.27           Books and Records . The Company has provided or made available to Buyer true, correct, and complete copies of (a) all documents identified in the Disclosure Schedules accompanying this Agreement (each, a “Schedule” and, collectively, the “Disclosure Schedules”) and (b) the Organizational Documents of the Company.

4.28           Disclaimer of Other Warranties. NEITHER THE COMPANY NOR ANY OF ITS REPRESENTATIVES, MANAGERS, OFFICERS OR DIRECT OR INDIRECT EQUITYHOLDERS, INCLUDING THE SELLERS, HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR THE BUSINESS OF THE COMPANY, OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS Article IV (IN EACH CASE, AS QUALIFIED BY THE APPLICABLE SCHEDULE AND EACH OTHER SCHEDULE FOR which it is reasonably apparent on the face of such disclosure that the information is relevant to such other SCHEDULE) AND IN THE OTHER TRANSACTION DOCUMENTS OR IN ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO, AS APPLICABLE. Without limiting the generality of the foregoing, except as expressly set forth in the representations and warranties contained in this Article IV (in each case, as qualified by the applicable Schedule and each other Schedule for which it is reasonably apparent on the face of such disclosure that the information is relevant to such other Schedule), in the other Transaction Documents or in any certificate delivered pursuant hereto or thereto, neither the Company, nor any Affiliate of the Company, nor any of their respective representatives, employees, officers, directors, managers, partners or direct or indirect equityholders, has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of the Company made available to Buyer, including due diligence materials, or in any presentation of the business of the Company by management of the Company or others in connection with the Transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder. It is understood that, except as expressly covered by the representations and warranties set forth in Article IV (in each case, as qualified by the correspondingly numbered section of the Schedules) or in the Transaction Documents, any cost estimates or projections made available by the Company and its representatives, are not and shall not be deemed to be or to include representations or warranties of the Company. Notwithstanding anything to the contrary in this Agreement, the foregoing shall not prevent or limit any action or recovery for Fraud.

Article V

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub jointly and severally represent and warrant to the Company that:

5.01            Power and Authority; Authorization. Each of Buyer and Merger Sub has all requisite corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. The execution, delivery and performance of the Transaction Documents by each of Buyer and Merger Sub and the consummation of the transactions contemplated thereby have been duly authorized by all requisite corporate action on the part of Buyer and Merger Sub, as applicable, and no other corporate proceedings on Buyer’s or Merger Sub’s part are necessary to authorize the execution, delivery or performance of the Transaction Documents to which Buyer or Merger Sub is a party.

5.02            Enforceability. This Agreement has been duly executed and delivered by each of Buyer and Merger Sub, and assuming that this Agreement is a valid and binding obligation of the Company and the Sellers’ Representative, this Agreement constitutes a valid and binding obligation of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with its terms, except as enforceability may be limited by laws of general application relating to bankruptcy, reorganizations, insolvency, moratorium, relief of debtors and other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity). Each other Transaction Document to which the Buyer or Merger Sub is a party, has been (or are being in connection with the execution and delivery of this Agreement) duly executed and delivered by Buyer or Merger Sub, as applicable, and assuming that such other Transaction Documents are valid and binding obligations of the other parties thereto, each such Transaction Document constitutes a valid and binding obligation of Buyer or Merger Sub, as applicable, enforceable against Buyer or Merger Sub, as applicable, in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of equitable remedies.

5.03            No Conflicts. Except as set forth on Schedule 5.03, the execution, delivery and performance by each of Buyer and Merger Sub of the Transaction Documents to which it is a party and the consummation of the Transactions do not conflict with or result in any breach of, constitute a default under, result in a violation of, result in the creation of any Lien upon any assets of Buyer or Merger Sub, as applicable, or require any authorization, consent, approval or other action by or notice to any Governmental Entity or other third party that has not been obtained, under the provisions of Buyer’s certificate of incorporation or bylaws, Merger Sub’s certificate of formation or operating agreement, or any Contract or other instrument to which Buyer or Merger Sub is bound, or any Law to which Buyer or Merger Sub is subject, except as would not have a material adverse effect on the ability of Buyer or Merger Sub to perform its obligations under this Agreement or otherwise prevent, restrict, or materially delay Buyer’s or Merger Sub’s ability to consummate the Transaction

5.04            Litigation. Neither Buyer nor Merger Sub is party to any Proceeding, or any outstanding Order of any Governmental Entity or arbitration or mediation authority, that reasonably could be expected to affect Buyer’s or Merger Sub’s performance of its obligations under this Agreement, and to the Buyer’s knowledge, no such Proceeding is threatened against Buyer or Merger Sub.

5.05            Brokerage. Except as set forth on Schedule 5.05, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or other Contract made by or on behalf of Buyer or Merger Sub.

5.06            Investment Representation. Buyer is acquiring the Membership Interests for its own account with the intention of holding such Membership Interests for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities laws. Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. Buyer acknowledges that the Membership Interests have not been registered under the Securities Act or any state or foreign securities laws and that the Membership Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Membership Interests is registered under any applicable state or foreign securities laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities laws.

5.07            Ownership of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Buyer, was formed solely for the purpose of engaging in the Transactions and has engaged in no business activity other than as contemplated by this Agreement. Except for the Transactions, Merger Sub has not incurred, directly or indirectly, through any Subsidiary or Affiliate, any liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

5.08            Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the purchase price and consummate the transactions contemplated by this Agreement.

5.09            R&W Policy. On the date hereof or immediately thereafter, Buyer provided or will provide the Company with a true, correct and complete copy of the executed binder agreement by and between Buyer and the R&W insurer, including all exhibits and attachments thereto. Buyer has taken all actions necessary to obtain and bind the R&W Policy.

5.10          Inspection; No Other Representations. Each of Buyer and Merger Sub has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Each of Buyer and Merger Sub has been afforded the opportunity to obtain information necessary to evaluate the merits of the transactions contemplated hereby. Without limiting the generality of the foregoing, except as expressly set forth in the representations and warranties in Article IV hereof, in the other Transaction Documents, and in any certificate delivered pursuant hereto, each of Buyer and Merger Sub acknowledges that (a) none of the Company, the Sellers, the Sellers’ Representative, any of their direct or indirect equityholders, nor any of their respective officers, directors, employees, agents, Affiliates or representatives (collectively, the “Company Parties”) is making any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer or Merger Sub of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or the future business and operations of the Company or (ii) any other information or documents made available to Buyer or Merger Sub or its or their counsel, accountants or advisors with respect to the Company or any of their respective business, assets, liabilities or operations, (b) neither Buyer nor Merger Sub have relied upon or will rely upon any of the information described in subclauses (i) and (ii) of clause (a) above or any other information, representation or warranty, except those representations or warranties set forth in Article IV, in the other Transaction Documents or in any certificate delivered pursuant hereto, in negotiating, executing, delivering and performing this Agreement and the transactions contemplated hereby, and that, in furtherance thereof, all such other information, representations and warranties are specifically disclaimed by the Company Parties. Notwithstanding anything to the contrary in this Agreement, the foregoing shall not prevent or limit any action or recovery for Fraud.

Article VI

COVENANTS

6.01          Conduct of Business. From and after the date of this Agreement until the Closing, the Company covenants and agrees with Buyer that the Company shall (x) act in the ordinary course of business and use all commercially reasonable efforts to (i) preserve substantially intact the Company’s present business organization and (ii) preserve intact its present relationships with officers, employees, agents, independent contractors, creditors, business partners, lessors, licensors, licensees, customers, shippers, suppliers, transporters to move shippers’ goods and others having business dealings with it, subject to turnover in the ordinary course of business and (y) use commercially reasonable efforts to maintain the material tangible assets and properties of the Company in their current physical condition, except for ordinary wear and tear, and to maintain insurance upon all of the material tangible assets and operations of the Company in such amounts and of such kinds comparable to that in effect on the date of this Agreement. Without limiting the generality of the foregoing, from and after the date of this Agreement until the Closing, except as expressly permitted under or expressly contemplated by this Agreement or set forth in Schedule 6.01 or to the extent that Buyer shall otherwise consent in writing, the Company shall not:

(a)            hire, transfer, or terminate any employee, other than (i) terminations of or hiring non-managerial employees in the ordinary course of business or (ii) any termination of employment for cause;

(b)            make or offer to make any change in the compensation payable or to become payable to any of its officers, managers, directors, employees, agents, contractors, or consultants or to persons providing management services, or enter into, adopt, amend, renew or terminate any employment, severance, consulting, termination, collective bargaining, labor-related, bonus, profit-sharing, compensation, stock option, pension, retirement, vacation, change in control, retention, deferred compensation, Plan or Benefit Program or Agreement or other Contract or make any loans to any of its officers, managers, directors, employees, Affiliates, agents or consultants (other than to the extent necessary to comply with changes in applicable Laws), except for routine salary or benefits changes made in the ordinary course of business (excluding any renewal or adoption of any Plan or Benefit Program, each of which shall require Buyer’s prior written Consent, not to be unreasonably withheld, conditioned or delayed);

(c)            except (i) as otherwise specifically contemplated by this Agreement, (ii) in the ordinary course of business or (iii) pursuant to the terms of the Plans, Benefit Program or Agreements or other agreements in effect as of the date of this Agreement: (x) pay any pension, retirement allowance or other employee benefit to any officer, manager, director, employee of the Company, (y) pay, offer to pay or agree to pay or make any arrangement for payment to any officers, manager, directors or employees of the Company of any amount relating to unused vacation days (except payments and accruals made in the ordinary course of business) or (z) pay, grant, issue or accelerate salary or other payments or benefits pursuant to any Plans, Benefit Program or Agreements, or any employment or consulting agreement with or for the benefit of any manager, director, officer, employee, agent or consultant, whether past or present;

(d)            except as required by GAAP, change any of the material accounting principles, methods, policies or practices used by the Company;

(e)            change any of its material practices, policies, procedures or timing of the collection of accounts receivable, billing of its customers, pricing and payment terms, cash collections, cash payments, or terms with vendors, or delay or postpone the payment of any liability (including accounts payable or accrued expenses) or defer expenses other than in the ordinary course of business;

(f)             (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its equity interests, (ii) adjust, split, combine, or reclassify any of its equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its equity interests, or (iii) except in the case of an employee whose employment has terminated, purchase, redeem or otherwise acquire any equity interests of the Company or any other securities thereof or any rights, warrants or options to acquire any of such shares or other securities;

(g)            issue, transfer, sell, pledge, dispose of, encumber or grant rights with respect to (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any securities convertible into or exercisable or exchangeable for shares of stock of any class (except for the issuance of certificates in replacement of lost certificates);

(h)            change or amend the Organizational Documents of the Company, or effect any recapitalization, reclassification, stock split or similar occurrence, adjustment, combination, subdivision or like change in its capitalization;

(i)             except for current liabilities within the meaning of GAAP incurred in the ordinary course of business, incur or assume any indebtedness, assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person (other than endorsements of checks in the ordinary course) or make any loans, advances or capital contributions to, or investments in, any Person (other than advances to officers, managers, directors, employees, independent contractors, and third-party transportation providers in the ordinary course of business for reimbursable business expenses consistent with past practice);

(j)             change, make or rescind any election with respect to Taxes; change its Tax year or other Tax reporting principle or policy, change any method of accounting for Tax purposes; settle, resolve, or otherwise dispose of any material claim or proceeding relating to Taxes; surrender any right to claim a refund of Taxes; amend any Tax Return, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; or take any other action that would have the effect of increasing the Tax liability of the Surviving Company for any Tax period (or portion thereof) after the Closing Date;

(k)            enter into any contract, understanding or commitment that restrains, restricts, limits or impedes the ability of the Company to compete with or conduct any business or line of business in any geographic area;

(l)              make any capital expenditure (or series of related capital expenditures) outside the ordinary course of business or in excess of $100,000 or make any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans and acquisitions) in excess of $100,000;

(m)           sell, lease, transfer or assign any of the material assets of the Company, tangible or intangible;

(n)            sell, transfer, assign, exclusively license, abandon, permit to lapse or otherwise dispose of any material Owned Intellectual Property;

(o)            enter into any contract, understanding or commitment (or series of related contracts, understandings or commitments) involving more than $100,000 that is outside the ordinary course of business or that otherwise would constitute a Material Contract or an Affiliated Transaction if in effect on the date of this Agreement, other than, for the avoidance of doubt with respect to hiring of non-managerial employees in the ordinary course of business;

(p)            merge or consolidate with or make any equity investment in, or any loan or advance to, or any acquisition of the securities or assets of, any other Person (other than advancement of reimbursable ordinary and necessary business expenses made to managers, directors, officers, employees, independent contractors, and third party vendors of the Company in the ordinary course of business);

(q)            institute or settle, or offer or propose to institute or settle, (A) any Proceeding against the Company (other than a settlement solely in cash in an amount not to exceed $125,000 in the aggregate and either (x) paid in full prior to the Reference Time or (y) that would be included in Closing Net Working Capital as of the Reference Time) or (B) any Proceeding that relates to the Transactions; or

(r)             commit or agree to take any of the foregoing actions.

6.02          Access. From the date hereof until the Closing Date, subject to the Confidentiality Agreement, the Company shall afford Buyer and its representatives reasonable access (including for inspection and copying) at all reasonable times during business hours upon reasonable advance notice to the properties, offices, plants and other facilities (under the supervision of Company personnel), and books and records of the Company, and shall furnish, and shall cause its representatives to furnish, the Buyer with such financial, operating and other data and information in connection with the Company as the Buyer may reasonably request. Such access shall be granted in a manner not to interfere unreasonably with the conduct of the Company’s business. Notwithstanding the foregoing, the Company may restrict access to documents or information to the extent that (a) any Law or Material Contract requires the Company to restrict or otherwise prohibit access to such documents or information or (b) access to such documents or information would or may (in the reasonable opinion of the Company’s counsel) cause a waiver of the attorney-client or other privilege or work product doctrine applicable to such documents or information. From and after the date of this Agreement until the Closing, without the prior written consent of the Company, which may not be unreasonably withheld, conditioned or delayed, Buyer shall not contact any suppliers to, or customers of, the Company other than to the extent that such suppliers of the Company or customers of the Company are also suppliers to the Buyer or customers of the Buyer, and then solely to the extent such contact is in the ordinary course of business and solely with respect to matters unrelated to the Transactions (such contact being further subject to the provisions of Section 6.07 hereof); provided, that the Company and Buyer shall, following the date hereof, coordinate in good faith to arrange an introduction by the Company of Buyer to its customers, provided, further, that in no event shall the Buyer contact any customers or suppliers of the Company other than as provided by this sentence. Buyer shall, and shall cause its Representatives (as defined in the Confidentiality Agreement) to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 6.02. Notwithstanding the foregoing, (i) if withholding any access or information pursuant to this Section 6.02, the Company shall notify Buyer in writing of the nature of the access or information being withheld and (ii) the Company shall use commercially reasonable efforts to accommodate reasonable requests by Buyer to implement alternative arrangements to allow for such access in a manner that would not result in the events set out in clauses (a) or (b) of the foregoing (including redacting parts of the documents or preparing “clean” summaries of information in order to allow Buyer such access or information to the fullest extent reasonably practicable under the circumstances).

6.03          Regulatory and Other Authorizations.

(a)            Each party hereto shall, as promptly as possible, use its commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, Orders and approvals from all Governmental Entities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement. Each party hereto shall cooperate fully with the other parties and their Affiliates in promptly seeking to obtain all such consents, authorizations, Orders and approvals; provided that nothing herein shall require any party hereto to (x) agree to sell, license, divest, dispose of, hold separate, or otherwise commit to take any action that limits its freedom of action with respect to, the businesses, assets and properties of Buyer or the Company or to its ability to retain any of the business, services, assets or properties of the Company, Buyer or any of its Affiliates; (y) enter into or terminate any agreement or relationship with respect to any assets, business or operations of Buyer or the Company; or (z) defend, contest and resist any action or proceeding instituted (or threatened in writing to be instituted) by any Governmental Entity challenging this Agreement or the transactions contemplated by this Agreement. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, Orders and approvals.

(b)            If required by the HSR Act and if the appropriate filing pursuant to the HSR Act has not been filed prior to the date hereof, Buyer and the Company agree to make an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within 5 Business Days after the date hereof. Each party hereto agrees to supply as promptly as practicable to the appropriate Governmental Entity any additional information and documentary material that may be requested pursuant to the HSR Act. Each of the Company and the Buyer shall cooperate with one another and use their respective reasonable best efforts to prepare all necessary documentation (including furnishing all information required under the HSR Act or any similar Laws of any other jurisdiction (collectively, “Antitrust Laws”)) to effect promptly all necessary filings with any Governmental Entity and to obtain all consents, waivers, approvals and waiting period expirations and terminations of any Governmental Entity necessary to consummate the Transaction.

(c)            From the date of this Agreement until Closing, neither the Buyer nor any of its Affiliates shall effect any transaction, including entering into any joint venture or acquiring or agreeing to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, or by any other manner, any assets or Person, if the execution and delivery of a definitive agreement relating to, or the consummation of, such transaction could reasonably be expected to impose any material delay in obtaining, or materially increase the risk of not obtaining, consents of a Governmental Entity necessary to consummate the Transaction or the expiration or termination of any applicable waiting period.

(d)            All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either Buyer or the Company before any Governmental Entity or the staff or regulators of any Governmental Entity, in connection with the Transaction shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments and proposals. Each of Buyer and the Company shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Entity or the staff or regulators of any Governmental Entity, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact. Each of the Company and the Buyer shall furnish the other with copies of all of the foregoing information or documents, provided that it may, as it deems advisable, designate any competitively sensitive materials provided to the other under this Section 6.03(d) or any other section of this Agreement as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(e)            Each of the Company and Buyer shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Schedule 4.03(a).

6.04          Director and Officer Liability and Indemnification. The Company shall obtain as of the Closing Date “tail” insurance policies with a claims period of six years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the managers, directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the Transactions) (the “D&O Policy”). Buyer and the Sellers (as a Transaction Expense) shall each pay 50% of all costs and expenses related to the D&O Policy.

6.05          Employee Matters.

(a)            With respect to any employee benefit plans as may be maintained for employees of the Surviving Company and its Subsidiaries during the twelve (12)-month period following the Effective Time by Buyer, the Surviving Company or any Subsidiary of the Surviving Company (including without limitation plans or policies providing vacation entitlement or practices providing severance benefits), service by such employees performed for the Company (or a predecessor to the Company’s business or assets) shall be treated as service with Buyer, the Surviving Company or any of their respective Subsidiaries, as the case may be, for purposes of determining eligibility to participate, vesting and benefit accrual (other than benefit accrual under any defined benefit pension plan) and to the extent such credit would not result in the duplication of benefits. Following the Effective Time, with respect to each “employee welfare benefit plan” (as defined in Section 3(l) of ERISA) in which any employees of the Surviving Company and its Subsidiaries who remain employed by the Surviving Company immediately after the Effective Time (the “Continuing Employees”) participates, Buyer shall use all reasonable efforts and good faith attempts to cause each such plan to (i) honor service with the Company for purposes of satisfying any waiting periods, evidence of insurability requirements or the application of any preexisting condition limitations, and (ii) credit towards co-payments, deductibles and out-of-pocket maximums under any employee welfare benefit plan maintained by Buyer, the Surviving Company or any of their respective Subsidiaries any analogous payments by any such employees under a Plan in the plan year in which the Closing occurs. Buyer also shall honor or cause the Surviving Company to honor all vacation, personal and sick days accrued by such employees under the plans, policies, programs and arrangements of the Company immediately prior to the Effective Time.

(b)            Nothing contained in this Agreement, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, (ii) shall alter or limit the ability of Buyer, the Surviving Company or any of their Subsidiaries or Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) is intended to confer upon any Person any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment or (iv) is intended to confer upon any Person any other rights as a third party beneficiary of this Agreement.

6.06          Books and Records.

(a)            For a period of two years after the Closing, Buyer shall use commercially reasonable efforts to:

(i)            retain the books and records (including personnel files) of the Company relating to periods prior to the Closing in a manner reasonably consistent with Buyer’s practices with respect to its own books and records; and

(ii)           upon reasonable notice, afford the representatives of the Sellers’ Representative reasonable access, during normal business hours and in a manner that does not unreasonably interfere with the operation of Buyer, to such books and records for purposes relating to financial reporting and accounting.

(b)            The Buyer shall not be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 6.06 where such access would (i) violate any Law or Contract or (ii) reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or similar privilege. Notwithstanding anything herein to the contrary, no access shall be permitted pursuant to this Section 6.06 for a purpose relating to any Proceeding or potential Proceeding between the Sellers’ Representative, any of the Sellers or any of their respective Affiliates, on the one hand, and Buyer, the Surviving Company, or any of their respective Affiliates, on the other hand.

6.07          Public Announcements. Neither the Company nor the Sellers’ Representative shall make any public announcements in respect of this Agreement or the Transactions or otherwise communicate with any news media without the prior written consent of Buyer, and the parties hereto shall cooperate as to the timing and contents of any such announcement.

6.08          Further Assurances. Until the Closing or earlier termination of this Agreement, each of the parties hereto shall (i) execute such documents and perform such further acts as may be reasonably required to carry out the provision hereof and the actions contemplated hereby and (ii) use its commercially reasonable efforts to, at the earliest practicable date, satisfy, or cause the satisfaction of, the conditions precedents to the consummation of the Transactions.

6.09          Exclusivity.

(a)            The Company agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall not, and shall take all action necessary to ensure that none of its Affiliates or any of its or their respective officers, managers, directors, employees, financial advisors or other representatives shall, directly or indirectly:

(i)            solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (other than Buyer, Merger Sub and their respective representatives) relating to any direct or indirect acquisition or purchase of all or any portion of the assets or equity interests of the Company, whether effected by sale of assets, sale of stock, merger or otherwise, other than factoring of receivables or sales of obsolete or excess equipment in the ordinary course of business; or

(ii)           participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. The Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing.

(b)            The Company shall notify Buyer promptly, but in any event within 24 hours, orally and in writing if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made. Any such notice to Buyer shall indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of such proposal, offer, inquiry or other contact. The Company shall not release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party, without the prior written consent of Buyer.

6.10          Notification of Certain Matters. The Company shall give prompt written notice to Buyer of (a) the occurrence or non-occurrence of any event, change, circumstance, occurrence, effect or state of facts where the occurrence or nonoccurrence of such event, change, circumstance, occurrence, effect or state of facts would render any representation or warranty of the Company contained in this Agreement, if made on or immediately following the date of such event, untrue or inaccurate in any material respect, (b) the occurrence of any change, condition or event that has had or is reasonably likely to have a Material Adverse Effect, (c) any material failure of the Company or any Affiliate of the Company to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any event or condition that would otherwise result in the nonfulfillment of any of the conditions to Buyer’s obligations hereunder, (d) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the Transactions or (e) any action pending or, to the Company’s Knowledge, threatened against a party hereto relating to the Transactions.

6.11          Resignations. Prior to the Closing, the Company shall request resignations and use commercially reasonable efforts to obtain executed written resignations, effective as of the Closing, of any individuals from their positions as directors or managers or other similar titles of the Company, other than those that have been requested not to resign by Buyer in writing to the Company at least five Business Days prior to the Closing Date (the “Letters of Resignation”).

6.12          Payoff Letters. No later than five Business Days prior to the Closing Date, the Company shall deliver to Buyer customary payoff letters with respect to the Specified Debt, to be provided by the lenders or creditors in respect thereof that are reasonably satisfactory to Buyer (the “Payoff Letters”). Without limiting the foregoing, the Company shall cooperate with and take all actions reasonably requested by Buyer in order to facilitate the termination and payoff of the Specified Debt (and, in each case, related release of Liens) at the Closing.

6.13          R&W Policy. Buyer has, as of the date hereof, bound a buyer-side transaction risk insurance policy in the form attached to the binder agreement attached hereto as Exhibit G (the “R&W Policy”), insuring Buyer for Losses due to breaches of representations and warranties of the Company. Notwithstanding anything in this Agreement to the contrary, Buyer and the Sellers (as a Transaction Expense) shall share equally all of all costs and expenses related to the R&W Policy, including the total premium, underwriting costs, brokerage commissions, and Taxes related to such policy and fees and expenses of such policy, provided that the Company’s liability therefor shall not exceed $350,000, provided, further, that Sellers shall reimburse Buyer for up to 50% of the retention amount subject to the terms of Section 9.02. The Buyer shall not, and shall cause its Affiliates not to, (a) without the prior written consent of Sellers’ Representative, agree to any amendment, variation, or waiver of such R&W Insurance Policy that would be reasonably likely to result in any Seller having any liability to any insurer participating in such R&W Policy arising from any breach of any representation or warranty in this Agreement or any Transaction Document (other than with respect to Fraud) (which consent may be conditioned in Sellers’ Representatives’ sole discretion), (b) novate or otherwise assign its rights under such R&W Policy (or do anything which has a similar effect); provided, however, that the Buyer shall have the right to assign its rights under such R&W Policy, in whole or in part, at any time to any Affiliate of the Buyer or to any successor to the Buyer, whether by way of merger, consolidation, reorganization, sale of assets or otherwise, or to any lender of the Buyer or its Affiliates as collateral security, so long as such assignment does not adversely impact the Sellers (in which case such assignment, to the extent it adversely impacts the Sellers, shall be subject to the prior written consent of Sellers’ Representative (which consent may be conditioned in Sellers’ Representative’s sole discretion)), or (c) allow the terms of the R&W Policy to permit that any insurer or Person claiming through any insurer in relation to such R&W Policy may bring any claim against any Seller by way of subrogation, claim for contribution, or otherwise (other than with respect to Fraud).

6.14          SEC Matters.

(a)            The Company acknowledges that Buyer may be required to include financial statements relating to Buyer and the Company (“SEC Financial Statements”) in documents filed with the SEC by Buyer pursuant to the Securities Act or the Exchange Act, and that such SEC Financial Statements may be required to be audited.

(b)            The Company and the Sellers’ Representative shall cooperate with Buyer, and provide Buyer with access to such records and personnel of the Company as Buyer may reasonably request to create and audit any SEC Financial Statements that Buyer deems necessary.

(c)            The Company hereby consents to the inclusion or incorporation by reference of the SEC Financial Statements in any registration statement, report or other document of Buyer or any of its Affiliates to be filed with the SEC in which Buyer or its Affiliates reasonably determines that the SEC Financial Statements are required to be included or incorporated by reference to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Exchange Act. The Company shall provide Buyer and its independent accountants with access to any management representation letters, books, records and supporting documents provided by the Company to its independent accountants, and shall facilitate such parties’ efforts to obtain access to any audit work papers of the Company’s independent accountants.

Article VII

CONDITIONS TO CLOSING

7.01          Conditions Precedent to Obligations of Buyer, Merger Sub and the Company. The respective obligations of Buyer, Merger Sub and the Company to consummate the Closing are subject to the satisfaction, on or prior to the Closing, of each of the following conditions:

(a)            There shall not be any Proceeding by a Governmental Entity pending or threatened (in each case, other than (x) by a Party to this Agreement or (y) with respect to the Company’s obligations to consummate the Closing, by any equityholder, employee or other representative of the Company), or any provision of Law or Order (whether temporary, preliminary or permanent) in effect, by or before a Governmental Entity of competent jurisdiction which seeks to or does restrain, enjoin, prohibit or make illegal the consummation of the Transactions; and

(b)            The waiting period applicable to the Transactions under the HSR Act shall have expired or early termination shall have been granted.

7.02         Conditions Precedent to Obligations of Buyer and Merger Sub. The obligations of Buyer and Merger Sub to consummate the Closing are subject to the satisfaction, on or prior to the Closing, of each of the following conditions:

(a)          (i) the representation and warranties of the Company set forth in Article IV, other than the Fundamental Representations, shall be true and correct in all material respects as if made on and as of the Closing (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date) and (ii) the Fundamental Representations shall be true and correct in all respects as of the Closing as if made on and as of the Closing (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date);

(b)         the Company shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing;

(c)         the transition of the Company’s core technology platform from Revenova to Mastermind shall have been substantially completed to the reasonable satisfaction of Buyer (subject, in all respects, to Section 11.01(b)(i));

(d)        since the date of this Agreement, there shall not have occurred any event, occurrence, fact, circumstance or change that has had, or would reasonably be expected to have, a Material Adverse Effect; and

(e)         the Company shall have delivered (or will deliver at Closing) to the Buyer the documents and deliveries set forth in Section 3.02.

7.03         Conditions Precedent to Obligations of the Company. The obligations of the Company to consummate the Closing are subject to the satisfaction, on or prior to the Closing, of each of the following conditions:

(a)         the representation and warranties of Buyer and Merger Sub set forth in Article V shall be true and correct (without giving effect to any “materiality”, “Material Adverse Effect” or similar qualifiers contained in any of such representations and warranties) as if made on and as of the Closing (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date), except where the failure of such representations and warranties to be so true and correct would not have a material adverse effect on the ability of Buyer or Merger Sub to perform its obligations under this Agreement or otherwise prevent, restrict, or materially delay Buyer’s or Merger Sub’s ability to consummate the Transaction;

(b)         Buyer and Merger Sub shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing; and

(c)         Buyer shall have delivered (or will deliver at Closing) to the Company the documents and deliveries set forth in Section 3.01.

Article VIII

SELLERS’ REPRESENTATIVE

8.01         Designation. The Sellers have agreed that it is desirable to designate a representative to act on behalf of the Sellers for certain limited purposes. Andrew Silver and Matt Vogrich shall jointly serve as representative of the Sellers with respect to the matters expressly set forth in this Agreement to be performed by the Sellers’ Representative. The parties acknowledge that the Buyer, the Merger Sub and the Company do not have any liability or obligation under this Article VIII.

8.02         Authority. Each holder of a Membership Interest hereby irrevocably appoints the Sellers’ Representative as the agent, proxy and attorney-in-fact for such Seller for all purposes of this Agreement and any other document delivered in connection herewith (with the full power and authority on such Seller’s behalf): (a) to consummate the transactions contemplated hereby; (b) to amend this Agreement (to the extent permitted by applicable Law) or waive any provision hereof; (c) to disburse any funds received hereunder to such Seller and each other Seller; (d) to execute such further instruments of assignment as Buyer or Merger Sub shall reasonably request; (e) to settle, arbitrate, litigate or dispute, in its sole discretion, any claim or liability in connection with this Agreement or the transactions contemplated hereby; (f) to take all other actions to be taken by or on behalf of such Seller in connection herewith; and (g) to do each and every act and exercise any and all rights which such Seller or the Sellers collectively are permitted or required to do or exercise under this Agreement. The Sellers’ Representative may resign at any time and the Sellers’ Representative may be removed only by the vote of Persons which collectively owned, as of immediately prior to the Effective Time, a majority of the Membership Interests (the “Required Holders”). If Andrew Silver and Matt Vogrich both resign or have been removed, then a new Sellers’ Representative shall be appointed as promptly as practical by a vote of the Required Holders, such appointment to become effective upon the written acceptance thereof by the new Sellers’ Representative. Written notice of any such resignation, removal or appointment of a Sellers’ Representative shall be delivered by the Sellers’ Representative to Buyer promptly after such action is taken. Each of the Sellers agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Sellers’ Representative (except as set forth in the immediately preceding sentence) and shall survive the death, incapacity, illness, bankruptcy, dissolution, liquidation or other inability to act of any Seller. All decisions and actions by the Sellers’ Representative (to the extent authorized by this Agreement) shall be binding upon all of the Sellers, and no Seller shall have the right to object, dissent, protest or otherwise contest the same. The Sellers’ Representative shall be entitled to engage such counsel, experts, consultants and other advisors as it shall deem necessary in connection with exercising its powers and performing its functions hereunder and (in the absence of bad faith on the part of the Sellers’ Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. The Sellers’ Representative may (but need not) consult with any Seller in connection with exercising its powers and performing its functions hereunder and each Seller shall cooperate with and offer reasonable assistance to the Sellers’ Representative in connection therewith. In the event Andrew Silver and Matt Vogrich are unable to agree with respect to any matter requiring a decision or action or inaction by the Sellers’ Representative, each will consult the other in good faith to resolve any such disagreement, provided, that in the event the impasse with respect to such matter shall not be timely resolved by such good faith consultation (the timeliness required being determined by the facts and circumstances of such matter), Andrew Silver shall alone be entitled to act as Sellers’ Representative with respect to such matter. The Parties acknowledge that Buyer shall be entitled to rely on the actions of Andrew Silver as the actions of the Sellers’ Representative for all purposes under this Agreement and the other Transaction Documents.

8.03         Authority; Indemnification. Each of the Sellers agrees that Buyer, Merger Sub and the Surviving Company shall be entitled to rely on any action taken by the Sellers’ Representative without independent inquiry into the capacity of the Sellers’ Representative to so act, on behalf of such Seller, pursuant to Section 8.02 (an “Authorized Action”), and that each Authorized Action shall be binding on each Seller as fully as if such Seller had taken such Authorized Action; provided, however, that the Sellers’ Representative will have no obligation to act on behalf of any Seller. Buyer and Merger Sub agree that the Sellers’ Representative shall have no liability to Buyer and Merger Sub for any Authorized Action, except to the extent that such Authorized Action is found by a final order of a court of competent jurisdiction to have constituted fraud or willful breach. All actions, notices, communications and determinations by the Sellers’ Representative to carry out such functions shall conclusively be deemed to have been authorized by, and shall be binding upon, the Sellers. The Sellers’ Representative will at all times be entitled to rely on any directions received from the Required Holders; provided, however, that the Sellers’ Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Sellers’ Representative based upon any such direction. Each Seller hereby severally, for itself only and not jointly and severally, agrees to indemnify and hold harmless the Sellers’ Representative and its partners, members, officers, managers, directors, employees, agents or representatives (collectively, the “Sellers’ Representative Group”) against all reasonable costs and expenses and all Losses incurred by the Sellers’ Representative Group in connection with, or arising out of, any actions taken or omitted to be taken in the Sellers’ Representative’s capacity as the Sellers’ Representative hereunder (except for those arising out of the Sellers’ Representative’s fraud or willful breach), including the costs of responding to indemnity claims or from assuming the defense of Third Party Claims. The Sellers' Representative (for the Sellers’ Representative Group) shall be entitled to full reimbursement for all expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Sellers’ Representative in such capacity (or any of its officers, managers, directors, employees, agents or representatives in connection therewith), and to full indemnification against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the Sellers’ Representative (except for those arising out of the Sellers’ Representative’s fraud or willful breach), including the costs and expenses of investigation and defense of claims, from the Sellers (including from funds paid to the Sellers’ Representative under this Agreement and/or otherwise received by it in its capacity as the Sellers’ Representative, or funds to be distributed to the Sellers under this Agreement at its direction, pursuant to or in connection with this Agreement (including the Sellers’ Representative Fund Account)). All such costs shall be paid firstly (but not exclusively) by setoff against, and prompt release from, the funds remaining in the Sellers’ Representative Fund Account. In furtherance of the foregoing, notwithstanding anything in this Agreement to the contrary, the Sellers’ Representative shall have the power and authority to set aside and retain additional funds paid to or received by it into the Sellers’ Representative Fund Account, or direct payment of additional funds to be paid to the Sellers as Merger Consideration pursuant to this Agreement at Closing or thereafter into the Sellers’ Representative Fund Account, to satisfy such obligations (including to establish such reserves as the Sellers’ Representative determines in good faith to be appropriate for such costs and expenses that are not then known or determinable). The relationship created herein is not to be construed as a joint venture or any form of partnership between or among the Sellers’ Representative or any Seller for any purpose of U.S. federal or state law, including federal or state tax purposes. Neither the Sellers’ Representative nor any other member of the Sellers’ Representative Group owes any fiduciary or other duty to any Seller. Any balance of the Sellers’ Representative Fund Amount not incurred by the Sellers’ Representative in its capacity as the Sellers’ Representative shall be returned to the Sellers in proportion to their Pro Rata Shares within 60 days after the final resolution of all claims for indemnification made by any Buyer Indemnitee under Article IX.

8.04         Exculpation. The Sellers’ Representative shall not have by reason of this Agreement a fiduciary relationship in respect of any Seller, except in respect of amounts received on behalf of such Seller. The Sellers’ Representative shall not be liable to any Seller for any action taken or omitted to be taken by it or any agent employed by it hereunder or under any other document entered into in connection herewith, except that the Sellers’ Representative shall not be relieved of any liability imposed by law for fraud or willful breach. The Sellers’ Representative shall not be liable to the Sellers for any apportionment or distribution of payments made by the Sellers’ Representative in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Seller to whom payment was due, but not made, shall be to recover from other Sellers any payment in excess of the amount to which they are determined to have been entitled. The Sellers’ Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement. Neither the Sellers’ Representative nor any agent employed by it shall incur any liability to any Seller by virtue of the failure or refusal of the Sellers’ Representative for any reason to consummate the transactions contemplated hereby or to perform its other duties hereunder, except for actions or omissions constituting fraud or willful breach.

Article IX

SURVIVAL, INDEMNIFICATION

9.01         Survival. All of the representations and warranties contained in Article IV or Article V shall survive the Closing and remain in full force and effect until fifteen (15) months following the Closing Date; provided, however, that the representations set forth in Section 4.01 (Organization; Power and Authority), Section 4.02 (Enforceability), Section 4.03 (Authorization; No Conflicts), Section 4.04 (Brokerage and Expenses), Section 4.07 (Equity Securities), Section 5.01 (Power and Authority; Authorization), Section 5.02 (Enforceability), Section 5.03 (No Conflicts), Section 5.05 (Brokerage), Section 5.07 (Ownership of Merger Sub) and Section 5.08 (Sufficiency of Funds) (collectively, the “Fundamental Representations”) will remain operative and in full force and effect until the sixth (6th) anniversary of the Closing Date (each such date of expiration, as applicable, the “Survival Date”). Each covenant of any party contained in this Agreement or in any closing certificate or other document delivered in connection herewith which by its terms requires performance after the Closing (the “Surviving Covenants”) shall survive the Closing until fully performed in accordance with its terms or, if no time for full performance is specified, such Surviving Covenant shall survive until the sixth (6th) anniversary of the Closing Date. Notwithstanding anything to the contrary in this Agreement, no expiration of any representation, warranty, covenant or obligation in this Agreement or any other certificate or document delivered pursuant to this Agreement shall affect the rights of any party under this Article IX or otherwise to seek recovery of Losses arising out of any Fraud or willful breach of any representation, warranty, covenant or other agreement.

9.02         Indemnification.

(a)         From and after the Closing (but subject to the provisions of this Article IX), the Sellers shall on a pro rata (and not joint or joint and several) basis in accordance with their respective Pro Rata Shares, indemnify Buyer, the Surviving Company, and each of Buyer’s and the Surviving Company’s respective Affiliates and representatives (all such foregoing persons, collectively, the “Buyer Indemnitees”), and defend and hold the Buyer Indemnitees harmless from any Losses, directly or indirectly, whether or not due to a third-party claim, incurred or sustained by or imposed upon a Buyer Indemnitee, to the extent arising out of, based upon, relating to, incurred in connection with, resulting from or with respect to or by reason of any of the following:

      (i)           any breach or inaccuracy of any representation or warranty made by the Company in this Agreement or the Disclosure Schedules, or contained in any certificate delivered to Buyer pursuant to any provision of this Agreement;

      (ii)          any breach of the covenants, obligations or agreements made by the Sellers or the Sellers’ Representative in this Agreement; and

      (iii)         the Excluded Liabilities.

(b)          From and after the Closing (but subject to the provisions of this Article IX), the Buyer shall indemnify each Seller and each Seller’s respective Affiliates and representatives (all such foregoing persons, collectively, the “Seller Indemnitees”), and defend and hold the Seller Indemnitees harmless from any Losses, directly or indirectly, whether or not due to a third-party claim, incurred or sustained by or imposed upon a Seller Indemnitee, to the extent arising out of, based upon, relating to, incurred in connection with, resulting from or with respect to or by reason of any of the following:

(i)         any breach or inaccuracy of any representation or warranty made by the Buyer or Merger Sub in this Agreement, or contained in any certificate delivered to the Company pursuant to any provision of this Agreement; and

(ii)        any breach of the covenants, obligations or agreements made by the Buyer or Merger Sub in this Agreement (including with respect to the covenants, obligations and agreements set forth in Section 2.11 of this Agreement).

(c)           The indemnification provided for in this Article IX shall be subject to each of the following:

(i)         all payments under this Section 9.02 shall be treated by the parties as an adjustment to the proceeds received by the indemnifying Seller pursuant to Article II;

(ii)        the Sellers shall not have any liability with respect to the indemnification obligations under Section 9.02(a)(i) in an aggregate amount in excess of the Indemnity Escrow Amount, except in respect of (x) Fraud or willful breach of any representation or warranty, or (y) a breach of a Fundamental Representation, which liability shall be further subject to the limitations of this Article IX;

(iii)       except in respect of Fraud or willful breach of any representation or warranty, the Buyer shall not have any liability with respect to the indemnification obligations under Section 9.02(b)(i) in an aggregate amount in excess of the Indemnity Escrow Amount;

(iv)       notwithstanding anything to the contrary in this Agreement, except for Losses arising from Fraud or willful breach and subject to limitations of Section 9.02(c)(ii), in no event shall the Sellers, on the one hand, or Buyer, on the other hand, be liable for aggregate Losses resulting from the indemnification provided for in Section 9.02(a) or Section 9.02(b), as applicable, in excess of the Merger Consideration;

(v)        with the exception of Losses arising from a breach of or inaccuracy in any of the Fundamental Representations or Fraud or willful breach (for which the Basket shall not apply), no Losses shall be recoverable pursuant to Section 9.02(a)(i) or Section 9.02(b)(i) until the aggregate amount of all Losses for which claims are made pursuant to Section 9.02(a)(i) or Section 9.02(b)(i) exceeds $1,175,000 (the “Basket”), in which case the Buyer Indemnitees or Seller Indemnitees (as applicable) shall only be entitled to be indemnified against and reimbursed for the amount of Losses in excess of the Basket;

(vi)       notwithstanding anything to the contrary in this Agreement, for purposes of determining whether there has been a breach or failure to be true of any representation, warranty, or covenant in this Agreement or for purposes of calculating any Loss with respect to a breach or failure to be true and correct of any representation, warranty, or covenant in this Agreement, if any such representation, warranty or covenant is qualified by the use of the term “Material Adverse Effect” or by the word “material” or by any word formed from such words, then such representation or warranty shall be construed as if the word “material” (and such words formed therefrom) or the term “Material Adverse Effect” were not included in such representation, warranty or covenant;

(vii)      the amount of any Losses that are subject to indemnification under this Article IX shall be calculated net of the amount of any proceeds pursuant to a third-party insurance policy actually received by Buyer in connection with such Losses (net of all amounts that are self-insured and the amount of any deductibles, co-payments, retro-premium obligations and premium increases attributable thereto, and all costs of collection of any such proceeds);

(viii)     subject to the limitations of Section 9.02(c)(ii) and Buyer’s obligations under Section 9.02(c)(ix), at the Buyer’s option, the amount of any Losses incurred by the Buyer Indemnities that are subject to indemnification by the Sellers under this Article IX (with such amount of Losses being reasonably determined by Buyer in good faith) that are not subject to recovery under the R&W Policy or from any balance remaining in the Indemnity Escrow Account or the Special Escrow Account may be set off against any Earnout Amounts otherwise payable to the Sellers; provided, that Buyer shall not set off more than $6,000,000 in Losses against any Earnout Amounts (in the aggregate) pursuant to this Section 9.02(c)(viii), except in respect of (x) Fraud, or (y) breach of a Fundamental Representation; and

(ix)        prior to the Buyer becoming entitled to any other recovery for the amount of any Losses under Section 9.02(a) or Section 9.02(c) hereof (including with respect to any Excluded Liability), Buyer shall use commercially reasonable efforts to recover from the R&W Policy the amount of such Losses to the extent such matter (or another matter giving rise to the same or substantially similar Loss) is subject to coverage under the R&W Policy, and Buyer shall make a claim for such matter against the R&W Policy and pursue such claim in good faith; provided, that the foregoing shall not restrict Buyer from making a claim pursuant to Section 9.04 concurrently with the making of any claim against the R&W Policy, provided, further, that, for the avoidance of doubt, in no event shall Buyer be entitled to any recovery for such Losses (including by offset against any Earnout Amount as provided in Section 9.02(c)(viii) hereof) until Buyer’s obligations under this Section 9.02(c)(ix) have been fully satisfied.

9.03         Indemnity Escrow.

(a)           Indemnity Escrow Account shall be available to compensate the Buyer Indemnitees for Losses pursuant to the indemnification obligations set forth in this Article IX, provided, that except as otherwise provided herein the Special Escrow Account shall only be available to compensate the Buyer Indemnitees for Losses pursuant to the indemnification obligations set forth in Section 9.02(a)(iii).

(b)           In accordance with the terms of the Escrow Agreement, on the next Business Day following fifteen (15) months following the Closing Date, the Escrow Agent shall pay and distribute out of the Indemnity Escrow Account (and Buyer and Sellers’ Representative shall deliver a joint written instruction to the Escrow Agent providing for such distribution), by wire transfer to the Paying Agent (and the Paying Agent shall deliver any such amounts within five Business Days following receipt to or as directed by the Sellers in their respective properly completed and executed Letters of Transmittal ratably (based on each Seller’s Allocation Percentage thereof as set forth on the Allocation Schedule)), an aggregate amount equal to the balance of the Indemnity Escrow Amount (together with any interest that may be earned thereon), less (x) any amounts which have been distributed from the Indemnity Escrow Account prior to such date and (y) any amounts for which Buyer Indemnitees shall have made a claim pursuant to the procedures set forth in this Article IX and for which recovery shall not have been satisfied from the Indemnity Escrow Account (the “Outstanding Indemnity Escrow Claims”); any amounts due to Sellers that have not delivered a properly completed and executed Letter of Transmittal and joinder to the Sellers’ Agreement shall instead be retained by the Paying Agent in a segregated account and paid upon such delivery. The Sellers’ Representative shall provide a schedule of any payments to be made to the Sellers under this Section 9.03 (based on each Seller’s Allocation Percentage thereof as set forth on the Allocation Schedule) to the Surviving Company and the Paying Agent at least two Business Days prior to such distribution.

(c)         On the next Business Day following eighteen (18) months following the Closing Date, the Escrow Agent shall pay and distribute out of the Special Escrow Account (and Buyer and Sellers’ Representative shall deliver a joint written instruction to the Escrow Agent providing for such distribution), by wire transfer to the Paying Agent (and the Paying Agent shall deliver any such amounts within five Business Days following receipt to or as directed by the Sellers in their respective properly completed and executed Letters of Transmittal ratably (based on each Seller’s Allocation Percentage thereof as set forth on the Allocation Schedule)), an aggregate amount equal to $750,000 of the then-current balance of the Special Escrow Account (or, if lower, the then-current balance of the Special Escrow Account), less any amounts that Sellers’ Representative shall, in its sole discretion, determine to be advisable to reserve for potential future claims against the Special Escrow Account; provided, that any amounts due to Sellers that have not delivered a properly completed and executed Letter of Transmittal and joinder to the Sellers’ Agreement shall instead be retained by the Paying Agent in a segregated account and paid upon such delivery. The Sellers’ Representative shall provide a schedule of any payments to be made to the Sellers under this Section 9.03 (based on each Seller’s Allocation Percentage thereof as set forth on the Allocation Schedule) to the Surviving Company and the Paying Agent at least two Business Days prior to such distribution. In accordance with the terms of the Escrow Agreement, on the next Business Day following thirty-six (36) months following the Closing Date, the Escrow Agent shall pay and distribute out of the Special Escrow Account (and Buyer and Sellers’ Representative shall deliver a joint written instruction to the Escrow Agent providing for such distribution), by wire transfer to the Paying Agent (and the Paying Agent shall deliver any such amounts within five Business Days following receipt to or as directed by the Sellers in their respective properly completed and executed Letters of Transmittal ratably (based on each Seller’s Allocation Percentage thereof as set forth on the Allocation Schedule)), an aggregate amount equal to the balance of the Special Escrow Account (together with any interest that may be earned thereon), less (x) any amounts which have been distributed from the Special Escrow Account prior to such date and (y) any amounts for which the Buyer Indemnitees shall have made a claim pursuant to the procedures set forth in this Article IX and for which recovery shall not have been satisfied from the Special Escrow Account (the “Outstanding Special Escrow Claims”, and together with the Outstanding Indemnity Escrow Claims, the “Outstanding Escrow Claims”); provided, that and any amounts due to Sellers that have not delivered a properly completed and executed Letter of Transmittal and joinder to the Sellers’ Agreement shall instead be retained by the Paying Agent in a segregated account and paid upon such delivery. The Sellers’ Representative shall provide a schedule of any payments to be made to the Sellers under this Section 9.03 (based on each Seller’s Allocation Percentage thereof as set forth on the Allocation Schedule) to the Surviving Company and the Paying Agent at least two Business Days prior to such distribution.

(d)         As between the parties to this Agreement, if any term or provision of the Escrow Agreement conflicts with any term or provision of this Agreement, then the term or provision of this Agreement will control. Buyer and the Company will each pay for 50% of the administrative fees of the Escrow Agent at the Closing. All payments made from the Escrow Account shall be treated by the parties as an adjustment to the proceeds received by Sellers pursuant to Article II hereof.

9.04         Expiration of Claims. The ability of the Buyer Indemnitees to receive indemnification under Section 9.02(a)(i) or Section 9.02(a)(ii), and the ability of the Seller Indemnitees to receive indemnification under Section 9.02(b)(i) or Section 9.02(b)(ii), shall terminate on the applicable Survival Date, unless a Buyer Indemnitee or Seller Indemnitee (as applicable) shall have incurred a Loss or reasonably expects to incur a Loss and makes a written claim for indemnification pursuant to Section 9.02 on or prior to the applicable Survival Date. If a Buyer Indemnitee or Seller Indemnitee (as applicable) has made a written claim for indemnification pursuant to Section 9.02 on or prior to the applicable Survival Date, such claim, if then unresolved, shall not be extinguished by the passage of the applicable Survival Date.

9.05         Procedures Relating to Indemnification.

(a)         In order for a Buyer Indemnitee or Seller Indemnitee (such Buyer Indemnitee or the Sellers’ Representative, on behalf of any Seller Indemnitee, as applicable, the “Claiming Party”) to be entitled to indemnification under this Agreement in respect of a claim or demand made by any Person against the Claiming Party (a “Third Party Claim”), such Claiming Party shall promptly notify the Sellers’ Representative (in the case of a Buyer Indemnitee) or the Buyer (in the case of a Seller Indemnitee) (as applicable, the “Defending Party”) in writing of the Third Party Claim after receipt by such Claiming Party of notice of the Third Party Claim; provided that failure to give such notification on a timely basis shall not affect the indemnification obligations of the Sellers or the Buyer (as applicable) provided hereunder except to the extent the Defending Party shall have been actually and materially prejudiced as a result of such failure. Thereafter, the Claiming Party shall promptly deliver to the Defending Party after the Claiming Party’s receipt thereof, copies of all material notices and documents (including court papers) received by the Claiming Party from the Person making the Third Party Claim. For the avoidance of doubt, no claim or demand for indemnification may be made by or on behalf of a Seller Indemnitee except by the Sellers’ Representative.

(b)         If a Third Party Claim is made against a Claiming Party, the Defending Party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with recognized counsel selected by the Defending Party and approved by the Claiming Party (such approval not to be unreasonably withheld), so long as the requirements of this Section 9.05(b) remain true: (i) the Defending Party notifies the Claiming Party within 15 days after the Claiming Party has given written notice of a Third Party Claim to the Defending Party that the Defending Party is assuming the defense of such Third Party Claim; and (ii) the Defending Party conducts the defense of the Third Party Claim in an active and reasonably diligent manner; provided that the Defending Party shall not be entitled to assume the defense (unless otherwise agreed to in writing by the Claiming Party) if (x) the Third Party Claim relates to any criminal proceeding, action, indictment, allegation or investigation or (y) the Third Party Claim seeks any relief other than monetary damages in an amount not in excess of the amount then remaining in the Indemnity Escrow Account and the Special Escrow Account as to which no Outstanding Escrow Claims are pending. Notwithstanding the foregoing, a Defending Party shall not be entitled to assume the defense of a Third Party Claim unless it has acknowledged in writing the Claiming Party’s right to reimbursement and indemnification hereunder for Losses with respect to such Third Party Claim. Should a Defending Party so elect to assume the defense of a Third Party Claim, the Defending Party shall not be liable to the Claiming Party for legal expenses subsequently incurred by the Claiming Party in connection with the defense thereof unless (i) the employment of separate counsel shall have been authorized in writing by the Defending Party in connection with the defense of such Third Party Claim or (ii) the Claiming Party’s counsel shall have advised the Claiming Party in writing, with a copy delivered to the Defending Party, that there is a conflict of interest that would make it inappropriate under applicable standards of professional conduct to have common counsel. If the Defending Party assumes such defense, the Claiming Party shall have the right to participate in the defense thereof and to employ counsel, at the Defending Party’s expense, separate from the counsel employed by the Defending Party, it being understood, however, that the Defending Party shall control such defense (including any settlement with respect thereto); provided, however, that the Defending Party shall obtain the prior written consent of the Claiming Party (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement, compromise, admission or acknowledgement of the validity of the Third Party Claim if such resolution would involve anything other than the payment of monetary damages in an amount not exceeding the amount then remaining in the Indemnity Escrow Account and the Special Escrow Account as to which no Outstanding Escrow Claims are pending or if such resolution does not include an unconditional provision whereby the plaintiff or claimant in the matter releases the Claiming Party and all of its Affiliates and representatives from all liability with respect thereto. If the Defending Party chooses to defend any Third Party Claim, then all the parties hereto shall cooperate in the defense or prosecution of such Third Party Claim, including by retaining and (upon the Defending Party’s request) providing to the Defending Party all records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder; provided, that such cooperation will not unduly disrupt the operations of the business of such Claiming Party or any of its Affiliates or cause such Claiming Party to waive any statutory or common law privileges, breach any confidentiality obligations owed to third parties or otherwise cause any confidential information of such Claiming Party or any of its Affiliates to become public. For the avoidance of doubt, if Sellers assume the defense of a Third Party Claim pursuant to this Section 9.05 as the Defending Party, all costs and expenses incurred by Sellers in connection with the defense of such Third Party Claim shall be borne by Sellers and shall not be reimbursed from the Indemnity Escrow Account and the Special Escrow Account. Whether or not Sellers shall have assumed the defense of a Third Party Claim as the Defending Party, neither Buyer nor any of its Affiliates shall admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the prior written consent of Sellers (which shall not be unreasonably withheld, conditioned or delayed), except with respect to any Third Party Claim (i) that seeks the issuance of an injunction, the specific election of an obligation or similar remedy, (ii) that seeks damages in excess of the amount then remaining in the Indemnity Escrow Account and the Special Escrow Account as to which no Outstanding Escrow Claims are pending, or (iii) the subject matter of which relates to the ongoing business of the Claiming Party or any of its Affiliates, which Third Party Claim, if decided against such Claiming Party, would materially affect the ongoing business or reputation of such Claiming Party or any of its Affiliates, which Third Party Claims the Claiming Party will be entitled to settle in its sole discretion.

(c)         In any case in which a Buyer Indemnitee or Seller Indemnitee seeks indemnification under this Agreement not arising out of a Third Party Claim, the Buyer Indemnitee shall notify the Sellers’ Representative (or, in the case of a Seller Indemnitee, the Sellers’ Representative shall notify the Buyer) reasonably promptly in writing of any Losses that such Buyer Indemnitee or Seller Indemnitee (as applicable) claims are subject to indemnification under the terms of this Agreement. The notice shall describe the indemnification sought in reasonable detail to the extent known, and shall indicate the amount (estimated, if necessary, and if then estimable) of the Loss that has been or may be suffered. Subject to the limitations set forth in Section 9.02(c) and the provisions of this Section 9.05, the failure of such Buyer Indemnitee or Sellers’ Representative (as applicable) to exercise promptness in such notification shall not amount to a waiver of such claim unless and only to the extent that the resulting delay actually materially and adversely prejudices the position of the Sellers or the Buyer (as applicable) with respect to such claim.

9.06         Determination of Loss Amount. No Person shall be entitled to recover the same damages or obtain payment, reimbursement, restitution or indemnity for the same damages hereunder more than once in respect of any one Loss or related group of Losses.

9.07         Resolution of Objections to Claims.

(a)         If Sellers’ Representative (in the case of a Buyer Indemnitee) or Buyer (in the case of a Seller Indemnitee) raises bona fide good faith objections in writing to any claim or claims by a Buyer Indemnitee or Seller Indemnitee (as applicable) made pursuant to Section 9.05 within 30 days the dispatch of notice of such claim to Sellers’ Representative or the Buyer (as applicable), Buyer and Sellers’ Representative shall attempt in good faith for 30 days after dispatch of such written objection to resolve such objection. If Buyer and Sellers’ Representative shall so agree to resolve such dispute and Buyer has elected to collect reimbursement for such claim from the Indemnity Escrow Account or the Special Escrow Account (as applicable), joint written instructions setting forth such agreement shall be prepared and signed by both parties and delivered to the Escrow Agent. The Escrow Agent shall be entitled to conclusively rely on any such joint written instructions and the Escrow Agent shall distribute immediately available funds from the Indemnity Escrow Account or the Special Escrow Account (as applicable) in accordance with the terms of such joint written instructions.

(b)         If no such agreement can be reached during the 30 day period for good faith negotiation, but in any event upon the expiration of such 30 day period, either Buyer or Sellers’ Representative may bring suit to resolve the matter in accordance with Section 13.12.

9.08         Sole and Exclusive Remedy. Prior to and at the Closing, the parties hereto will have available to them all remedies available under applicable Laws, including specific performance or other equitable remedies. From and after the Closing, other than an action for Fraud and other than with respect to any action for specific performance of a covenant or other obligations of a party hereunder as provided by Section 13.14 of this Agreement, and except for Buyer’s rights under the R&W Policy, the rights set forth in this Article IX will be the sole and exclusive remedy for damages under this Agreement, except for (i) Section 2.08(c) (with respect to the final determination of the Final Adjustment Amount), and (ii) the dispute resolution procedures set forth in Section 2.11(b) (with respect to the determination of any Earnout Amount due to Sellers).

Article X

TAXES

10.01       Tax Matters.

(a)          Responsibility for Filing Tax Returns.

      (i)         The Sellers’ Representative, at its sole cost and expense, shall prepare or cause to be prepared all Tax Returns of the Company for income Taxes that are imposed on a “flow-through” basis for any Pre-Closing Tax Period Tax, including, for the avoidance of doubt, any Final Partnership Income Tax Return (collectively, the “Seller Prepared Returns”), and Specified Tax Matters, and the Sellers shall pay, in each case, all Taxes owed with respect to such Seller Prepared Returns. The Seller Prepared Returns shall be prepared and timely filed in a manner consistent with past practice except to the extent otherwise required by applicable Law.

      (ii)         Buyer, at its sole cost and expense, shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Surviving Company and each of its Subsidiaries (other than the Seller Prepared Returns and Specified Tax Matters) for all Pre-Closing Tax Periods and all Straddle Periods (collectively, the “Buyer Prepared Returns”). The Buyer Prepared Returns shall be prepared and timely filed in a manner consistent with past practice except to the extent otherwise required by applicable Law. At least fifteen (15) days prior to the due date of any Buyer Prepared Return (taking into account any applicable extensions), Buyer shall provide a draft of such Buyer Prepared Return (other than a Buyer Prepared Tax Return relating to sales, use, payroll or other Taxes that is required to be filed contemporaneously with, or promptly after, the close of a Tax Period, for which a copy shall be delivered to Sellers’ Representative contemporaneously with such filing), together with all supporting documentation and workpapers, to the Sellers’ Representative for review and comment. Buyer shall incorporate all reasonable comments that are timely received from Sellers’ Representative with respect to such Buyer Prepared Return, and Buyer will cause such Buyer Prepared Return to be timely filed and will provide a copy thereof to Sellers’ Representative within 10 days of filing such Buyer Prepared Return. Not later than five days prior to the due date for payment of Taxes with respect to any Buyer Prepared Return, the Sellers’ Representative shall pay, on behalf of the Sellers, to the Buyer the amount of any Seller Taxes with respect to such Buyer Prepared Return.

(b)            Straddle Period Taxes. In the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of such Straddle Period ending on the Closing Date shall be:

(i)          in the case of Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Tax period of the Company ended with (and included) the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; and

(ii)         in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period.

10.02        Tax Cooperation. Buyer, the Sellers’ Representative and the Surviving Company shall cooperate fully, to the extent reasonably requested by any party hereto, in connection with the preparation and filing of any Tax Return and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to Taxes imposed on or with respect to the assets, operations or activities of the Company. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder.

10.03        Transfer Taxes. Buyer, on the one hand, and Sellers, on the other, shall each bear fifty percent (50%) of any transfer, documentary, sales, use, registration and real property transfer or gains Tax, stamp Tax, excise Tax, stock transfer Tax, or other similar Tax imposed on the Company or one or more Sellers as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes. The Sellers’ Representative agrees to cooperate with Buyer in the filing of any returns with respect to the Transfer Taxes. Buyer and the Sellers’ Representative shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

10.04        Post-Closing Actions. Unless required by applicable Law or otherwise set forth below or provided for in this Agreement, without the prior written consent of Sellers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed), Buyer shall not, or permit any of its Affiliates to, (i) amend any Tax Return of the Company relating to a Pre-Closing Tax Period; (ii) make or change any material Tax election regarding the Company that has retroactive effect with respect to a Pre-Closing Tax Period; or (iii) agree to the extension or waiver of the statute of limitations or otherwise extend the period of assessment or collection of any Taxes of the Company for any Pre-Closing Tax Period; provided, however, that such consent shall not be necessary if (A) such amended Tax Return, such election or such waiver or extension does not increase Seller Taxes or (B) the parties agree in writing that any additional Taxes resulting therefrom will not be deemed to constitute Seller Taxes.

10.05        Tax Refunds. Any Tax refunds that are received with respect to a Pre-Closing Tax Period of the Company (net of any reasonable costs or expenses incurred by Buyer or its Affiliates in procuring such refund) shall be paid by Buyer or its Affiliates to the Sellers’ Representative, for the benefit of the Sellers, within ten (10) days after receipt or entitlement thereto.

10.06        Tax Proceedings. Buyer shall give prompt written notice to the Sellers’ Representative of the assertion by a Tax authority of any Tax Proceeding with respect to Seller Taxes; provided, however, that no delay on the part of Buyer in notifying the Sellers’ Representative will relieve Seller from any obligation for indemnification pursuant to this Agreement, except to the extent such delay actually and materially prejudices Seller. The Sellers’ Representative shall (at its own expense) control any such Tax Proceeding relating to Taxes that are solely Seller Taxes; provided, that (i) the Sellers’ Representative shall keep Buyer reasonably informed regarding the progress and substantive aspects of such Tax Proceeding, (ii) Sellers’ Representative must first consult in good faith with Buyer before taking any action with respect to the conduct of such Tax Proceeding, (iii) Buyer shall be entitled to participate (at its own expense) in such Tax Proceeding, and (iv) the Sellers’ Representative shall not compromise or settle any such Tax Proceeding without obtaining Buyer’s prior written consent (such consent not to be unreasonably withheld or delayed); provided that if Sellers’ Representative fails to assume control of such Tax Proceeding within a reasonable period following the receipt of notice of such Tax Proceeding, Buyer shall have the right to assume control of such Tax Proceeding (at the cost and expense of Sellers’ Representative), and Sellers’ Representative shall have no right to participate in any such Tax Proceeding; provided, however, that the Buyer shall not compromise or settle any such Tax Proceeding without obtaining Sellers’ Representative’s prior written consent (such consent not to be unreasonably withheld or delayed) . If any Tax Proceeding relates to both Taxes that are Seller Taxes and Taxes that are not Seller Taxes, Buyer shall have the right (at its own expense) to control such Tax Proceeding; provided, that (i) the Buyer shall keep Sellers’ Representative reasonably informed regarding the progress and substantive aspects of such Tax Proceeding, (ii) Buyer must first consult in good faith with Sellers’ Representative before taking any material action with respect to the conduct of such Tax Proceeding, (iii) Sellers’ Representative shall be entitled to participate (at its own expense) in such Tax Proceeding, and (iv) the Buyer shall not compromise or settle any such Tax Proceeding without obtaining Sellers’ Representative’s prior written consent (such consent not to be unreasonably withheld or delayed) Notwithstanding anything to the contrary in this Agreement, Buyer shall have the right to make (or cause to be made) an election under Section 6226 of the Code (and analogous provision under state and local law) with respect to any Tax Proceeding relating to the Company, and the Sellers’ Representative will take such actions (and cause the Sellers to take such actions) as are reasonably requested by Buyer to make such election. In the case of any conflict regarding the procedures applicable to any claim involving Taxes in this Section 10.06 and in Section 9.05, the procedures in this Section 10.06 shall govern.

10.07        Specified Tax Matters. Notwithstanding anything in Section 10.04 and Section 10.06 to the contrary, promptly following the Closing, the Sellers’ Representative shall retain Miller Cooper & Co Ltd, on behalf of the Surviving Company, with respect to preparing and, with the Surviving Company’s approval, filing original Tax Returns or applying to enter into, negotiating and entering into voluntary disclosure agreements (or similar programs) related to any Tax Return required to be filed in a state for a Pre-Closing Tax Period (each such agreement and any such Tax Returns, a “Specified Tax Matter”); provided, that (i) the Sellers’ Representative shall keep Buyer reasonably informed regarding the progress and substantive aspects of each Specified Tax Matter, (ii) Buyer shall be entitled to participate in a Specified Tax Matter; and (iii) the Sellers’ Representative shall consult with Buyer with respect to the Specified Tax Matters and provide Buyer with a reasonable opportunity to review, comment on and approve (such approval not to be unreasonably withheld or delayed) any correspondence, Tax Returns, agreements or other arrangements relating to such Specified Tax Matters. The Sellers’ Representative shall prepare and file, with the Surviving Company’s approval, such appropriate Tax Returns as required by the applicable Specified Tax Matters (and provide a copy thereof to the Surviving Company). The Surviving Company shall pay all Taxes (including any penalties and interest) owed with respect to such Tax Returns. The payment of any Taxes (including any penalties and interest) shown as due on any Tax Returns or otherwise required to be paid pursuant to any such Specified Tax Matter, together with out-of-pocket expenses incurred by the Buyer, Surviving Company, Sellers’ Representative, and their respective Affiliates in preparing, contesting or resolving any such Specified Tax Matter shall be satisfied as follows: at such time as a payment is required to be made by the Surviving Company pursuant to the immediately preceding sentence, Buyer and Sellers’ Representative shall promptly, and in any event at least five (5) days prior to such payment, deliver a joint written instruction to the Escrow Agent to disburse funds from the Special Escrow Account (a) first, to the Surviving Company to pay such Taxes (including any penalties and interest); (b) second, to the Surviving Company and Buyer in reimbursement of their out-of-pocket expenses incurred in the preparation, contest and resolution of such Specified Tax Matter; and (c) lastly, only after the filing of all Tax Returns (and payment of any Taxes related thereto) with respect to all Specified Tax Matters, to the Sellers’ Representative in reimbursement of their out-of-pocket expenses incurred in the preparation, contest and resolution of such Specified Tax Matter. In the event the balance of the Special Escrow Account is insufficient to fund either the payments in the foregoing clauses (a) or (b) in full, any shortfall shall be satisfied from the Indemnity Escrow Account to the extent of any available funds, and thereafter the Sellers shall, severally and not jointly and on a pro rata basis in accordance with their respective Pro Rata Shares, pay any remaining shortfall by wire transfer of immediately available funds to the Surviving Company within the same deadlines.

Article XI

TERMINATION

11.01        Termination of Agreement. This Agreement may be terminated prior to the Effective Time as follows:

(a)            by mutual written consent of the Company and Buyer;

(b)            by the Company or Buyer, by written notice to the other party, if:

(i)          the Closing has not occurred on or before December 1, 2021 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 11.01(b)(i) shall not be available to a party that is in breach of any of its obligations hereunder, which breach materially contributed to the failure of the Closing to occur by the Outside Date; provided, further, that, notwithstanding the foregoing, the Company shall have the option, in its sole discretion, to extend the Outside Date by additional thirty (30) day periods, up to a maximum of ninety (90) days (such that the Outside Date shall in any event occur no later than March 1, 2022), on written notice to Buyer, in order to extend the period of time in which the Company may satisfy the condition to Closing set forth in Section 7.02(c) hereof, it being agreed and understood that if such condition remains unsatisfied as of the Outside Date (as from time-to-time extended pursuant to this Section 11.01(b)(i)), then, in such event, either Buyer or the Company may terminate this Agreement; and

(ii)         there shall be in effect a final non-appealable Order of a Governmental Entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 11.01(b)(ii) shall not be available to a party if such Order was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(c)            by the Company, by written notice to Buyer, if there shall have been a breach by Buyer or Merger Sub of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or both of the conditions set forth in Section 7.03(a) and 7.03(b), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) 30 Business Days after providing written notice of such breach to Buyer and (ii) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.01(c) if the Company is then in material breach of this Agreement; or

(d)            by Buyer, by written notice to the Company, if there shall have been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or both of the conditions set forth in Section 7.02(a) and 7.02(b), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) 30 Business Days after providing written notice of such breach to the Company and (ii) the Outside Date; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 11.01(d) if Buyer is then in material breach of this Agreement.

11.02        Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 11.01, this Agreement shall immediately become null and void and the parties hereto shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Buyer, Merger Sub, the Company or the Sellers’ Representative, other than liability of any party hereto for any fraud or any willful material breach of this Agreement by such Party occurring prior to such termination. The provision of Sections 6.07 (Public Announcements) and 11.02 (Effect of Termination) and Article XIII (Miscellaneous) (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Article XII

DEFINITIONS

12.01        Definitions. For purposes hereof, the following terms shall have the respective meanings set forth herein:

“2023 Earnout Amount” means an amount equal to $45,000,000 multiplied by the Payment Ratio for the 2023 Earnout Year.

“2023 Earnout Percentage” means an amount equal to a fraction the numerator of which is the PF Brokerage EBITDA Amount for the 2023 Earnout Year and the denominator of which is the PF Brokerage EBITDA Target for the 2023 Earnout Year.

“2023 Earnout Year” means the twelve-month period ending on December 31, 2023.

“2024 Earnout Amount” means an amount equal to $70,000,000 multiplied by the Payment Ratio for the 2024 Earnout Year.

“2024 Earnout Percentage” means an amount equal to a fraction the numerator of which is the PF Brokerage EBITDA Amount for the 2024 Earnout Year and the denominator of which is the PF Brokerage EBITDA Target for the 2024 Earnout Year.

“2024 Earnout Year” means the twelve-month period ending on December 31, 2024.

“2025 Earnout Amount” means an amount equal to:

(a)            $125,000,000 multiplied by the Payment Ratio for the 2025 Earnout Year; plus

(b)            (i) if the 2023 Earnout Percentage is less than the 2025 Earnout Percentage, an amount equal to $45,000,000 multiplied by the Payment Ratio for the 2025 Earnout Year minus the 2023 Earnout Amount, or (ii) if the 2023 Earnout Percentage is equal to or greater than the 2025 Earnout Percentage, zero; plus

(c)            (i) if the 2024 Earnout Percentage is less than the 2025 Earnout Percentage, an amount equal to $70,000,000 multiplied by the Payment Ratio for the 2025 Earnout Year minus the 2024 Earnout Amount, or (ii) if the 2024 Earnout Percentage is equal to or greater than the 2025 Earnout Percentage, zero; minus

(d)            $25,000,000.

“2025 Earnout Percentage” means an amount equal to a fraction the numerator of which is the PF Brokerage EBITDA Amount for the 2025 Earnout Year and the denominator of which is the PF Brokerage EBITDA Target for the 2025 Earnout Year.

“2025 Earnout Year” means the twelve-month period ending on December 31, 2025.

“Adjustment Escrow Amount” means $3,500,000.

“Affiliate” of any particular Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or under common control with such particular Person. For the purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code or any analogous affiliated, combined, consolidated or unitary group defined under federal, state, local or foreign income Tax law.

“Allocation Percentage” means with respect to any Seller, the applicable percentage set forth opposite the name of such Seller under the column title “Allocation Percentage” on the Allocation Schedule, which percentage shall be calculated for purposes of any distribution by reference to the relative amount of such distribution that would have been payable to such Seller if made at the Closing after taking into account all other payments to the Sellers hereunder prior to such distribution; provided, that the Allocation Percentage of the Sellers collectively shall always equal 100%.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Fort Smith, Arkansas or Chicago, Illinois are required by law to close.

“Cash on Hand” means, as of any date of determination, with respect to the Company, all cash and cash equivalents, determined in accordance with GAAP, excluding Restricted Cash.

“CERCLA” means the federal Comprehensive Environmental Response, Compensation, and Liability Act.

“Closing Net Working Capital” means the amount calculated by subtracting the current liabilities of the Company, determined in accordance with GAAP, from the current assets of the Company, determined in accordance with GAAP, all as calculated without giving effect to the Transactions (other than the Transaction Expenses) contemplated by this Agreement and calculated in accordance with the illustrative calculation set forth in Exhibit F as of the Reference Time, adjusted however, as follows: (i) current assets shall exclude Cash on Hand and any deferred Tax assets, and (ii) current liabilities shall exclude Indebtedness and any deferred Tax liabilities. Closing Net Working Capital will not include any purchase accounting adjustments required under GAAP or any current assets or liabilities that result from the Transactions including any Indebtedness or Transaction Expenses, but only to the extent any such Indebtedness or Transaction Expenses are paid prior to the Reference Time. To the extent any Transaction Expenses are incurred or paid by or on behalf of the Company after the Reference Time, such items in the amount incurred or paid by or on behalf of the Company shall be included as a current liability in the calculation of Closing Net Working Capital as of the Reference Time unless such items are included in the calculation of Closing Merger Consideration, it being the intent of the parties that no component of Indebtedness or Transaction Expenses be duplicated in the calculation of Closing Merger Consideration.

“COBRA” means the healthcare continuation requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and of any similar state law.

“Company Software” means all Software designed, created, developed, or modified by or on behalf of Company.

“Computer Systems” means computing and/or communications systems and equipment, including any internet, intranet, extranet, e-mail, or voice mail systems and the hardware associated with such systems, controllers, modems, communications and telecommunications equipment (e.g. voice, data, video), cables, storage devices, removable media, printers, terminals, other peripherals and input and output devices, and other tangible mechanical and electronic equipment intended for the input, output, storage, communication and retrieval of information and data.

“Confidentiality Agreement” means that certain Mutual Confidentiality and Non-Disclosure Agreement, entered into in April 2021, by and between the Company and Buyer.

“Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, deed, conditional sales contract, mortgage, license, sublicense, franchise agreement, instrument, obligation, promise, undertaking, commitment or other binding arrangement (in each case whether written or oral and whether express or implied).

“Earnout Amount” means the 2023 Earnout Amount, the 2024 Earnout Amount and/or 2025 Earnout Amount.

“EBITDA Adjustment Amount” has the meaning set forth in Schedule 2.11-2.

“Environmental Law” means all federal, state, local and foreign statutes, regulations, and ordinances enacted and in effect on or prior to the Closing Date, concerning pollution or protection of the environment, natural resources or human health and safety, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous or toxic materials, wastes or substances.

“Escrow Agent” means US Bank, N.A.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Liabilities” means (i) any amounts required to pay any Indebtedness or Transaction Expenses not paid at or prior to the Closing and not taken into account in determining the final Closing Merger Consideration; (ii) any claim by any Seller that the consideration paid to such Seller in respect of its Membership Interests was incorrect, or relating to any inaccuracies in the Allocation Schedule or any related matter; (iii) any Seller Taxes (but excluding the Tax matters set forth on Schedule 1.01(a)); and (iv) any Losses arising out of, based upon, incurred in connection with, resulting from or with respect to or by reason of (A) any matter relating to any Affiliated Transaction; or (B) any matter set forth on Schedule 1.01(a).

“Final Partnership Income Tax Return” means the U.S. income Tax Return of the Company (and related Schedule K-1s) for the Tax period beginning on January 1, 2021 and ending on the Closing Date.

“Fraud” or “fraud” means, with respect to a party, common law fraud under the laws of the State of Delaware with respect to the making of the representations and warranties pursuant to Article IV or Article V, any Transaction Documents, or any of the certificates delivered pursuant hereto or thereto, excluding such party’s oral statements.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any (a) nation, region, state, province, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other entity, (d) multinational organization or (e) body entitled to exercise any administrative, executive or regulatory power of any nature.

“Hazardous Substance” means and includes each substance or material defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, solid waste, pollutant, contaminant or toxic substance under any Environmental Law, and any petroleum or petroleum products that have been Released into the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations thereunder.

“Indebtedness” means, without duplication, (i) the unpaid principal amount, together with any related unpaid accrued interest and prepayment premiums or penalties (and other penalties, fees, expenses and breakage costs), of all indebtedness of the Company, whether or not represented by bonds, debentures, notes or other securities, (ii) all deferred obligations of the Company for the payment of the purchase price of property or capital assets purchased, (iii) obligations of the Company to pay rent or other payment amounts under a lease of real or personal property which is required to be classified and accounted for as a finance lease under GAAP, (iv) any outstanding reimbursement obligation of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company pursuant to which the applicable bank or similar entity has paid thereunder obligations for which the Company is required to repay, (v) any payment obligation of the Company under any currency, commodity or interest rate swap agreement, forward rate agreement, factoring agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all indebtedness secured by any Lien existing on property owned by the Company, whether or not indebtedness secured thereby shall have been assumed, (vii) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, indebtedness of others the repayment of which is guaranteed by the Company, (viii) all other short-term and long-term liabilities of the Company for borrowed money, (ix) all premiums, penalties and change of control or similar payments required to be paid or offered in respect of any of the foregoing as a result of the Transactions, and (x) all loans or advances to the Company by any member of the Company.

“Indemnitee” means a Person pursuing indemnification hereunder.

“Indemnity Escrow Amount” means $1,175,000.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the law of any jurisdiction or rights under international treaties, both statutory and common law rights, including all: (i) patents, patent applications, and all extensions, divisions, continuations, continuations-in-part, reexaminations, patents issuing thereon and reissues thereof (“Patents”); (ii) domain names, trademarks, service marks, trade dress, logos, and other source or business identifiers of a like nature, together with the goodwill associated with the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing; (iii) copyrights, moral rights, database rights, other rights in works of authorship, and all applications, registrations, renewals and extensions of any of the foregoing; (iv) trade secrets, know-how and rights in confidential information; and (v) intellectual property rights arising from or related to Software or other technology.

“Knowledge of the Company” or “Company’s Knowledge” or any other similar knowledge qualification, means the knowledge of those persons listed on Schedule 1.01(b), in each case after reasonable due inquiry of their direct reports who have or reasonably could have knowledge of the relevant representation, warranty or covenant.

“Law” means any federal, state, tribal, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to the Buyer, on the one hand, or to the Company, on the other hand, or to any of its or their assets, properties, or businesses.

“Lien” means any charge, claim, community or other marital property interest, lien, license, option, mortgage, security interest, pledge, right of way, easement, encroachment, servitude, encumbrance, right of first offer or first refusal, buy/sell agreement and any other restriction or covenant with respect to, or condition governing the use, construction, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

“Loss” means any loss, liability, obligation, claim, action, suit, proceeding, hearing, investigation, charge, complaint, demand, Order, ruling, damages, dues, penalty, fine, sanction, costs (including the allocable portion of an indemnitee’s internal costs and investigation, remedial and corrective action costs), amounts paid in settlement, expense (including costs of investigation and defense and reasonable attorneys’ fees, accountants’ fees and fees of other professional advisors and of expert witnesses), Tax or lien whether or not involving a third-party claim.

“Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects and occurrences, was or is, or reasonably would be expected to be materially adverse to the condition (financial or otherwise), prospects, assets (including intangible assets), liabilities (taken together), business or results of operations of the Company, but shall exclude any change, effect or occurrence to the extent primarily arising or resulting from any change in general business or economic conditions, or in the industry in which the Company operates, that does not disproportionately affect the Company as compared to other Persons in such industry.

“Membership Interest” means the Class A Units, Class B Units, Class C Units and Class D Units of the Company.

“Merger Consideration” shall mean the amount of the Closing Merger Consideration (as finally determined pursuant to Section 2.08) plus the amount of each Earnout Amount earned (if any) as finally determined pursuant to Section 2.11.

“Net Working Capital Ceiling” means $38,000,000.

“Net Working Capital Floor” means $36,000,000.

“Open Source Code” shall mean free or open source software and includes those components of software which qualify as public domain software or are licensed as Shareable freeware or open source software. “Shareable freeware” is copyrighted computer software which is made available to the general public for use free of charge, for an unlimited time, without restrictions on field of use or redistribution. “Open source software” includes software licensed or distributed under a license that, as a condition of use, modification, or distribution of the software: (i) requires that such software or other software distributed or combined with the software be disclosed or distributed in source code form, licensed for the purpose of making derivative works, or redistributable at no charge, or (ii) otherwise imposes a limitation, restriction, or condition on the right of the Company or its Affiliates to use, modify, or distribute all or part of a proprietary software program or to enforce an Intellectual Property right of the Company or its Affiliates. Open Source Code includes software code that is licensed under any license that conforms to the Open Source Initiative’s definition of open source software in effect as of the date of this Agreement, and any versions of the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, MIT License, Artistic License, Sub Community Source License or similar license.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Order” means any award, decision, injunction, judgment, settlement, writ, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency or other Governmental Entity or by any arbitrator.

“Partnership Tax Audit Rules” means Section 6221 through 6241 of the Code, as amended by the Bipartisan Budget Act of 2015, together with any guidance issued thereunder or successor provisions and any similar provisions of state or local Tax Laws.

“Paying Agent” means US Bank, N.A.

“Paying Agent Agreement” means the paying agent agreement to be executed as of the Closing Date, by and among the Paying Agent, Buyer and the Sellers’ Representative, in a form mutually agreed by Buyer and the Company.

“Payment Ratio” means, for the 2023 Earnout Year, 2024 Earnout Year or 2025 Earnout Year, as applicable, the applicable Payment Ratio percentage set forth in column 2 of Schedule 2.11-1 that corresponds to the ratio between the PF Brokerage EBITDA Amount and the PF Brokerage EBITDA Target for such period as set forth in column 1 of Schedule 2.11-1; provided, that, where the Payment Ratio for such period falls between any two of the Payment Ratio percentages set forth in column 2 of Schedule 2.11-1, the Payment Ratio shall be an interpolation of the next higher and next lower percentages in such column 2.

“Permit” means any permit, license, registration, consent, certification, exemption, variance, filing, approval or other authorization required under any Law or issued by any Governmental Entity.

“PF Brokerage Business” shall mean the Company and the ArcBest Truckload Brokerage business.

“PF Brokerage EBITDA Amount” means, for each applicable year: the operating income of the PF Brokerage Business, determined in accordance with GAAP and the Cost Allocation Framework set forth on Schedule 2.11-2; plus depreciation and amortization; plus or minus, as applicable, change in contingent consideration; plus the EBITDA Adjustment Amount; provided, that any change in the fair value of the contingent consideration liability that is reported within the Company’s earnings will be added to (in the event that additional expense is recorded) or reduced from (in the event that an adjustment to reduce the liability is recorded) the PF Brokerage EBITDA Amount.

“PF Brokerage EBITDA Target” means, for the 2023 Earnout Year $25,000,000, 2024 Earnout Year $33,000,000 and 2025 Earnout Year $44,000,000.

“Person” shall be construed broadly and shall include an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Entity or any department, agency or political subdivision thereof.

“Personal Information” means (i) information related to an identified or identifiable individual, device or household (e.g., name, address, telephone number, email address, financial account number, government-issued identifier), (ii) any other data used or intended to be used or which allows one to identify, contact, or precisely locate an individual, device or household, including any internet protocol address or other persistent identifier, and (iii) any other, similar information or data regulated by privacy or data security Laws.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Pro Rata Share” means, with respect to each Seller, the applicable percentage set forth opposite the name of such Seller under the column title “Pro Rata Share” on the Allocation Schedule, which percentage shall be calculated, as of the applicable date of determination, as a percentage equal to the quotient of (i) the portion of the Merger Consideration paid to or for the benefit of such Seller divided by (ii) the aggregate Merger Consideration paid to or for the benefit of all Sellers; provided, that the Pro Rata Share of the Sellers collectively shall always equal 100%.

“Proceeding” means any action, suit (whether civil, criminal, administrative, investigative or informal), proceeding, litigation, audit, claim (including cargo claims), complaint, charge, grievance, inquiry, hearing, investigation, arbitration, or mediation before or by a Governmental Entity or any arbitrator or arbitration panel or any mediator or mediation panel or otherwise formally made or ongoing.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping, or disposing.

“Restricted Cash” means any cash that is not freely distributable to the Company due to legal, regulatory or contractual constraints or other similar restrictions or prohibitions, or otherwise of the type commonly referred to as “restricted cash”, including any (a) security deposits and deposits of third parties, (b) cash held in escrow and (c) cash used as collateral for any letters of credit, performance bonds or similar instruments.

“Securities Act” means the Securities Act of 1933.

“Sellers’ Representative Amount” means $500,000.

“Seller Taxes” means any and all Taxes: (a) imposed on any Seller; (b) imposed on the Company, or for which the Company is otherwise liable, for any Pre-Closing Tax Period or for the portion of any Straddle Period ending on and including the Closing Date (determined in accordance with Section 10.01(b)), including, for the avoidance of doubt, any Taxes imposed under the Partnership Tax Audit Rules on the Company with respect to a Pre-Closing Tax Period; (c) of any Affiliated Group (or any member thereof, other than the Company) of which the Company (or any predecessors thereof) is or was a member on or prior to the Closing Date for which the Company is liable by reason of Treasury Regulations § 1.1502-6(a) or any analogous or similar foreign, state or local Law; (d) of any other Person for which the Company is or has been liable as a transferee or successor, by contract, or otherwise, resulting from events, transactions or relationships occurring or existing prior to the Closing; (e) that are attributable to the transactions contemplated by this Agreement; or (f) that are Transfer Taxes allocated to Seller pursuant to Section 10.03; provided that no amount of such Tax will constitute a Seller Tax after and to the extent such amount of Tax was included in the final determination of the Closing Net Working Capital and actually adjusted the Merger Consideration above the Net Working Capital Ceiling or below the Net Working Capital Floor.

“Sellers” means the holders of Membership Interests immediately prior to the Effective Time.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code or other form; (b) data, databases and compilations of data, whether machine readable or otherwise, descriptions, flow-charts and other work product to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons, and icons, and (c) all documentation, including user manuals and other training documentation, related to any of the foregoing. “Straddle Period” means any Tax period beginning prior to and ending after the Closing Date.

“Special Escrow Amount” means $2,000,000.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, limited liability company, association or other business entity.

“Tax” or “Taxes” means (a) all taxes, assessments, duties, levies, imposts or other similar charges in the nature of a tax imposed by a Governmental Entity (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all income, franchise, profits, capital gains, capital stock, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, production, severance, windfall profit, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added, withholding (including backup withholding) and estimated taxes, (b) any interest, fine, penalty or additions to tax imposed by a Governmental Authority in connection with any item described in clause (a), above, and (c) any liability in respect of any item described in clauses (a) and (b), above, that arises by reason of a contract, assumption, transferee or successor liability, operation of Law (including by reason of being a member of an Affiliated Group) or otherwise.

“Tax Returns” means any return, report, information return, claim for refund or other document (including Disclosure Schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Taxing Authority” means any Governmental Entity having jurisdiction over the assessment, determination, assessment, determination, collection or imposition of any Tax.

“Technology” means all the prototypes, devices, drawings, specifications, lab notebooks, manuals, databases, equipment, files, technical memoranda, invention disclosures, patent application files, research studies, testing data, plans, files, formulas, computer programs, data and information, quality control records and procedures, research and development files and similar items containing, embodying or revealing trade secrets, know-how or other Intellectual Property.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Paying Agent Agreement, the Letters of Transmittal, the Sellers’ Agreement, the Employment Agreements, the Restrictive Covenant Agreements and all other agreements and instruments to be executed by Buyer, Merger Sub, the Company any Seller, and/or the Sellers’ Representative at or prior to the Closing pursuant to this Agreement.

“Transaction Expenses” means the aggregate fees and expenses incurred by the Company and the Sellers in connection with the negotiation of this Agreement, the performance of their obligations hereunder, and the consummation of the Transactions to the extent unpaid as of Closing and whether or not accrued before or after Closing, including, without limitation, (i) all investment banking, financial advisory, legal, accounting, management, consulting and other fees and expenses of third parties, (ii) all compensation and other payments paid to or for the benefit of any employee or other Person as a result of the Transactions, (iii) any severance, retention, change in control, sale bonus or similar compensatory payments paid in connection with the Transactions, (iv) the employer portion of any payroll and employment Taxes associated with payments under clauses (ii) and (iii) above, (v) 50% of the administrative fees of the Escrow Agent at the Closing; (vi) 50% of the administrative fees of the Paying Agent at the Closing, (vii) 50% of all fees and expenses associated with the D&O Policy, (viii) 50% of all fees and expenses associated with the R&W Policy up to a maximum of $350,000; and (ix) all fees and expenses, if any, associated with the termination of the Affiliated Transactions pursuant to Schedule 3.02(i).

“Transactions” means the Merger and the transactions contemplated by this Agreement and the other Transaction Documents.

“Treasury Regulation” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provision of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

12.02          Cross-References of Other Definitions. Each capitalized term listed below is defined on the indicated page of this Agreement:

ACA	26	Estimated Indebtedness	3
Accounts Receivable	16	Estimated Net Working Capital	3
Adjustment Escrow Account	4	Estimated Transaction Expenses	4
Adjustment Escrow Shortfall	8	Eversheds	69
Affiliated Transactions	28	FCPA	30
Agreed Tax Treatment	8	FHWA	30
Agreement	1	Final Adjustment Amount	7
Allocation Schedule	4	Final Allocation	9
Anti-Kickback Statutes	30	Financial Statements	16
Antitrust Laws	36	FMCSA	29
Arbitration Rules	68	Fundamental Representations	44
Articles of Merger	2	ILLCA	2
Authorized Action	43	Indemnity Escrow Account	4
Basket	46	Independent Arbiter	7
Benefit Program or Agreement	24	Insurance Policies	27
Business Employees	28	Interim Financial Statements	16
Buyer	1	Item of Dispute	6
Buyer Closing Adjustment Amount	8	Latest Balance Sheet	15
Buyer Indemnitees	44	Leased Real Property	17
Buyer Prepared Returns	51	Letter of Transmittal	5
Claiming Party	48	Letters of Resignation	39
Closing	4	Material Contract	19
Closing Date	4	Merger	1
Closing Merger Consideration	3	Merger Consideration Schedule	3
Code	6	Merger Sub	1
Company	1	Objections Statement	6
Company Intellectual Property	22	Outside Date	54
Company Law Firm	69	Outstanding Escrow Claims	48
Company Parties	33	Outstanding Indemnity Escrow Claims	47
Continuing Employees	38	Outstanding Special Escrow Claims	48
Costs and Fees	68	Owned Intellectual Property	22
Customer Contracts	21	Patents	58
D&O Policy	37	Payment Date	9
Defending Party	48	Payoff Letters	39
Disclosure Schedules	31	PEO Plan	25
Earnout Objection Notice	12	Plan	24
Earnout Statement	11	Preliminary Closing Statement	6
Effective Time	2	Privileged Communications	69
Employment Agreements	13	Proposed Allocation	8
ERISA	24	Purchase Price	3
Escrow Agreement	4	Real Property Leases	17
Estimated Cash on Hand	3	Reference Time	3
Estimated Closing Merger Consideration	3	Registered Intellectual Property	22

Required Holders	42	Specified Tax Matter	53
Schedule	31	Survival Date	44
SEC Financial Statements	40	Surviving Company	2
Seller Closing Adjustment Amount	7	Surviving Covenants	44
Seller Indemnitees	45	Surviving Provisions	54
Seller Prepared Returns	51	Tax Proceeding	52
Sellers’ Representative	1	Third Party Claim	48
Sellers’ Representative Fund Account	4	Transfer Taxes	52
Sellers’ Representative Group	43	Vendor Contracts	21
Specified Debt	5

12.03          Construction.

(a)          Unless the context otherwise requires, as used in this Agreement: (i) an accounting term not otherwise defined herein has the meaning ascribed to it in accordance with GAAP; (ii) “or” shall mean “and/or”; (iii) “including” and its variants mean “including, without limitation” and its variants; (iv) words defined in the singular have the parallel meaning in the plural and vice versa; (v) references to “written” or “in writing” include in visual electronic form; (vi) words of one gender shall be construed to apply to each gender; (vii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Disclosure Schedules hereto; (viii) references to “days” means calendar days unless Business Days are expressly specified; (ix) the terms “Article,” “Section,” and “Schedule” refer to the specified Article, Section, or Schedule of or to this Agreement; and (x) references to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. If the date upon which performance of any obligation under this Agreement or any other Transaction Document falls on a day other than a Business Day, such date shall be automatically, and without any further action of any Person, be deemed to be the next following Business Day.

(b)          In each case under this Agreement in which the Company represents and warrants that it has furnished or provided Buyer with, or made available to Buyer, any documents (including, without limitation, contracts, financial statements, reports and audits), such representation and warranty shall be deemed true to the extent such documents have been made available in the “electronic data room” maintained by iDeals Virtual Data Room at www2.idealsvdr.com under the project name Simba Data Room at least one Business Day prior to the date of this Agreement.

(c)          A reference to any Person includes such Person’s successors and permitted assigns.

(d)          Any references to “dollars” or “$” means dollars of the United States of America.

(e)          Any references to “ordinary course of business” shall mean “ordinary course of the Company’s business consistent with past practice.”

(f)          All section headings in the Disclosure Schedules correspond to the sections of this Agreement, but information provided in any section of the Disclosure Schedules shall constitute disclosure for purposes of each section of this Agreement in which it is reasonably apparent on the face of such disclosure that the information is relevant to such other section. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned to such terms in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is required to be referred to or disclosed in the Disclosure Schedules. Certain information set forth in the Disclosure Schedules is included solely for informational purposes, and may not be required to be disclosed pursuant to this Agreement. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment by the Company that in and of itself, such information is material to or outside the ordinary course. No disclosure in the Disclosure Schedules shall be deemed to create any rights in any third party.

Article XIII

MISCELLANEOUS

13.01          Expenses. Except as otherwise expressly provided herein, the Company, Buyer and Merger Sub shall pay all of their own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the transactions contemplated by this Agreement, whether or not the Closing shall have occurred.

13.02          Notices. Except as may be otherwise provided herein, all notices, requests, demands, consents and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when receipt is acknowledged by an affirmative act of the receiving party, if sent by electronic mail or other similar electronic transmission device (including an acknowledgement generated automatically by electronic mail or other similar electronic transmission device), (c) one Business Day after deposit with Federal Express or similar overnight courier service or (d) three days after being mailed by first class mail, return receipt requested. Notices, requests, demands, consents and other communications to Buyer, Merger Sub, the Company and the Sellers’ Representative shall, unless another address is specified in writing, be sent to the addresses or e-mail addresses indicated below:

Notices to Buyer, Merger Sub or, following the Closing, the Surviving Company:

ArcBest Corporation
3801 Old Greenwood Road

Fort Smith, AR 72903
Attention: General Counsel

Email:

with a copy to (which shall not constitute delivery of notice):

Vinson & Elkins, L.L.P.
2001 Ross Avenue, Suite 3900
Dallas, Texas 75201
Email:
Attention: Alan Bogdanow

Notices to the Company prior to the Closing:

MoLo Solutions, LLC

120 N Racine Ave

Chicago, IL 60607
Attention: Mr. Andrew Silver

Email:

with a copy to (which shall not constitute delivery of notice):

Eversheds Sutherland (US) LLP

999 Peachtree Street NE

Suite 2300

Atlanta, GA 30309
Attention: Wade Stribling

Email:

Notices to the Sellers’ Representative:

Andrew Silver

Email:

Matt Vogrich

13.03          Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but with it being understood that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any party hereto without the prior written consent of Buyer and the Company; provided, however, that Buyer, upon written notice to the Company and Sellers’ Representative, may assign any or all of its rights pursuant to this Agreement, the Escrow Agreement and any other Transaction Document to one or more of its Affiliates, provided, that Buyer will nonetheless remain liable for all of its obligations hereunder and thereunder, including with respect to the payment of any Earnout Amount. Notwithstanding the foregoing, Buyer may assign any or all of its rights pursuant to this Agreement, the Escrow Agreement and any other Transaction Document to any of its lenders as collateral security without the consent of any of the other parties hereto.

13.04          Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

13.05          Third Party Beneficiaries. Except for the Buyer Indemnities under Section 9.02 and the applicable individuals under Section 6.04, no Person other than the parties hereto shall have any rights, remedies, or benefits under any provision of this Agreement.

13.06          No Strict Construction. The parties hereto are sophisticated and have been represented by lawyers who have carefully reviewed and negotiated the provisions hereof. As a consequence, the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person.

13.07          Amendment and Waiver. Any provision of this Agreement or, except as otherwise provided in this Agreement the Disclosure Schedules, or Exhibits may be amended or waived only in a writing duly authorized and signed by Buyer and Merger Sub, on the one hand, and the Company (prior to the Closing) or the Sellers’ Representative (after the Closing), on the other hand. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default, and no failure or delay to enforce, or partial enforcement of, any provision hereof shall operate as a waiver of such provision or of any other provision.

13.08          Complete Agreement. This Agreement and the documents referred to herein (including the other Transaction Documents, the Confidentiality Agreement and the Disclosure Schedules and Exhibits hereto) contain the complete agreement among the parties hereto and supersede any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way (including that certain letter of intent between the Company and Buyer, dated July 26, 2021).

13.09          Counterparts. This Agreement may be executed in multiple counterparts (including by means of facsimile, electronic signature (i.e., DocuSign) or portable document format (pdf) signature pages), any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

13.10          Governing Law. All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of Delaware, except for any aspects of the Merger which are required to be governed by and construed and enforced in accordance with the internal laws of the State of Illinois (including the ILLCA).

13.11          WAIVER OF TRIAL BY JURY. THE PARTIES TO THIS AGREEMENT EACH HEREBY KNOWINGLY AND INTENTIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE AGREEMENT AND CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

13.12          CONSENT TO JURISDICTION. THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY ACTION BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT SHALL EXCLUSIVELY LIE IN ANY FEDERAL OR STATE COURT LOCATED IN WILMINGTON, DELAWARE (INCLUDING ANY ACTION TO COMPEL ARBITRATION IN ACCORDANCE WITH SECTION 13.13). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH ACTION. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH ACTION. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

13.13          Arbitration.

(a)          Except as otherwise provided in this Agreement, any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules (the “Arbitration Rules”), by three arbitrators, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Except as otherwise provided in the Arbitration Rules, any decision or award of the arbitrator shall be final, binding and conclusive on the parties hereto and their respective Affiliates. The place of arbitration shall be Fort Smith, Arkansas. The parties to any such controversy or claim agree to equally split the costs of any arbitration, including the administrative fee, the compensation of the arbitrators, and the expenses of any witnesses or proof produced at the direct request of the arbitrator; provided, however, that the arbitrators shall award to the prevailing party, if any, as determined by the arbitrators, all of the prevailing party’s Costs and Fees. “Costs and Fees” mean all reasonable pre-award expenses of the arbitration, including the arbitrators’ fees, administrative fees, travel expenses, out-of-pocket expenses such as copying and telephone, court costs, witness fees, and attorneys’ fees.

(b)          The parties hereto shall keep confidential any arbitration proceeding and any decisions and awards rendered by the arbitrator, and shall not disclose any information regarding any arbitration proceeding (including the existence of any arbitration proceeding and any resulting decisions or awards) except (i) as may be necessary to prepare for or conduct the arbitration hearing on the merits, (ii) as may be necessary in connection with a court application as contemplated by Section 13.12, (iii) to its current or prospective advisors, lenders, investors or acquirers, or (iv) as otherwise required by Law or a final written non-appealable instruction, order or judgment issued or entered by a court of competent jurisdiction.

13.14          Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties hereto shall be entitled to specific performance of the terms hereof. The parties further agree that an injunction or order of specific performance can be enforced by any court of competent jurisdiction. Each of the parties hereto may commence litigation for the sole purpose of seeking injunctive relief without following the procedures set forth in Section 13.13.

13.15          Company Counsel. Each of the parties hereto acknowledges and agrees that:

(a)          Eversheds Sutherland (US) LLP (“Eversheds”) has acted as counsel to the Company in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Each of Buyer and Merger Sub agrees that, following consummation of the transactions contemplated hereby, such representation and any prior representation of the Company by Eversheds (or any successor) (the “Company Law Firm”) shall not preclude the Company Law Firm from serving as counsel to the Sellers’ Representative, any Seller, or any director, member, partner, officer or employee of a Seller, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated hereby.

(b)          Buyer and Merger Sub shall not, and shall cause the Surviving Company not to, seek or have Company Law Firm disqualified from any such representation referenced in Section 13.15(a) based upon the prior representation of the Company by the Company Law Firm. Each of the parties hereto hereby consents thereto and waives any conflict of interest arising from such prior representation, and each of such parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation. Each of the parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in connection herewith.

(c)          All communications between the Company, on the one hand, and Company Law Firm, on the other hand, relating to the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (the “Privileged Communications”) shall be deemed to be attorney-client privileged and the expectation of client confidence relating thereto shall belong solely to the Sellers and shall not pass to or be claimed by Buyer or the Surviving Company. Accordingly, neither Buyer, Merger Sub, nor the Surviving Company shall have access to any Privileged Communications or to the files of the Company Law Firm relating to such engagement from and after Closing to the extent the same is subject to attorney-client privilege. Without limiting the generality of the foregoing, from and after the Closing, (a) the Sellers (and not Buyer or Merger Sub (including the Surviving Company)) shall be the sole holders of any attorney-client privilege with respect to such engagement, (b) to the extent that files of Company Law Firm in respect of such engagement constitute property of the client, only the Sellers (and not Buyer, Merger Sub or the Surviving Company) shall hold such property rights and (c) Company Law Firm shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Buyer, Merger Sub or the Surviving Company by reason of any attorney-client relationship between Company Law Firm and the Company or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, Merger Sub or the Surviving Company, on the one hand, and a third party other than the Sellers, on the other hand, Buyer, Merger Sub and the Surviving Company (including their Affiliates) may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party, provided, however, that neither Buyer, Merger Sub or the Surviving Company (including their Affiliates) may waive such privilege without the prior written consent of Sellers’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, in the event that Buyer, Merger Sub or the Surviving Company (including their Affiliates) is legally required by any Governmental Entity or otherwise legally required to access or obtain a copy of all or a portion of the Privileged Communications, to the extent (x) permitted by Law, and (y) advisable in the opinion of Buyer’s counsel, the Sellers shall provide, or shall cause to be provided, such Privileged Communications to Buyer; provided, that Buyer shall promptly (and, in any event, within five (5) Business Days) notify Sellers’ Representative in writing so that Sellers’ Representative, on behalf of all Sellers, can seek a protective order.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

COMPANY:

MOLO SOLUTIONS, LLC

/s/ Andrew Silver
By: Andrew Silver
Its: Chief Executive Officer

Solely for the express purposes set forth herein:

SELLERS’ REPRESENTATIVE:

/s/ Andrew Silver
Andrew Silver

/s/ Matt Vogrich
Matt Vogrich

[Signature Page to Agreement and Plan of Merger]

BUYER:

ARCBEST CORPORATION

/s/ Danny Loe
By: Danny Loe
Its: President, Asset-Light Logistics and Chief Yield Officer

MERGER SUB:

SIMBA SUB, LLC

/s/ Danny Loe
By: Danny Loe
Its: Manager

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF SELLERS’ AGREEMENT

EXHIBIT B

FORM OF RESTRICTIVE COVENANT AGREEMENT

EXHIBIT C

FORM OF ALLOCATION SCHEDULE

EXHIBIT D

FORM OF LETTER OF TRANSMITTAL

EXHIBIT E

FORMS OF EMPLOYMENT AGREEMENTS

EXHIBIT F

Illustrative Working Capital Calculation

EXHIBIT G

FORM OF R&W POLICY